

2004 Annual Report



Gap Inc.

Gap
Banana Republic
Old Navy



Through our family of brands, Gap Inc. makes it easy for you to express your personal style throughout your life. We are a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies under the Gap, Banana Republic and Old Navy brand names. • Since its founding in 1969, Gap has provided its customers with clothes and accessories that enhance personal style. What began as one brand has now expanded to include Gap, GapKids, babyGap, GapBody and GapMaternity. By providing great style and value and taking an innovative approach to all aspects of the shopping experience, Gap is one of the world's most recognized brands. • Banana Republic has evolved as an affordable luxury brand, offering sophisticated seasonal collections of accessories, shoes, personal care products and intimate apparel. Banana Republic has been credited with helping make runway style more accessible for millions of customers. • Old Navy brings fun, fashion and value to the whole family. As the first apparel retailer



to reach $1 billion in sales in less than four years, Old Navy is still famous for great fashion at unbelievable prices. • And, later this year, we'll add a fourth brand to our portfolio—serving the needs of women over 35. Our new brand will offer women apparel for a range of occasions in a new specialty retail store experience. • We are constantly evolving each brand to better meet our customers' needs—through innovative and inspiring design, convenient and engaging store experiences and by communicating with people in a way that connects to how they live, work and play.









"We have worked hard over the last several years to strengthen our Board membership and have evolved our corporate governance practices to reflect the complex challenges and opportunities facing a global company of our size."



Robert J. Fisher
Chairman

2004 was a milestone year for us: Gap celebrated its 35th anniversary. Our financial position significantly strengthened. We took important steps to lay the foundation for future growth. And Don Fisher, Gap Inc.'s co-founder, stepped down as Chairman.

I was honored when the Board asked me to serve as the company's next Chairman, and I intend to bring the same enthusiasm and commitment to my role that has made this company successful over the last three decades.

Gap Inc. was founded on a relentless spirit of innovation and creativity matched with a commitment to bring great style and service to our customers. These qualities have helped Gap, Banana Republic and Old Navy evolve to become three of the most recognized and respected brands in the world—underscoring Gap Inc. as a proven leader in the retail industry.

Maintaining our leadership position requires us to stay true to the core fundamentals of the company, while always challenging the status quo. As Chairman, my primary focus is to ensure we have a board that challenges and guides management in our shareholders' best long-term interests. We have worked hard over the last several years to strengthen our Board membership and have evolved our corporate governance practices to reflect the complex challenges and opportunities facing a global company of our size.

Since 2002, we have appointed eight new independent directors with proven expertise in areas critical to Gap Inc.'s long-term success, including supply chain logistics, international retail, finance and marketing. I encourage you to read about our board members, including their background and committee involvement, on pages 66-67.

The responsibilities of the Board are critical to the effective governance of this company. Each year, our directors oversee the strategic planning process, review senior management succession and development, provide fiduciary oversight and share expertise on market trends in addition to general Board governance.

In 2004, we initiated several important changes to our corporate governance policies:

- We amended our executive compensation package to better align the executive leadership team's compensation with specific performance metrics linked to the company's long-term performance.
- We introduced new minimum stock ownership requirements for company senior executives in addition to establishing stricter requirements for directors.
- And, in accordance with FASB 123(R), we made the necessary preparations to begin expensing stock options in the third quarter of 2005.

In addition to improving governance, the Board believes strongly we have a broader social responsibility in the way we conduct business at home and abroad. Led by Chief Executive Officer Paul Pressler, Gap Inc. published a comprehensive assessment of our corporate social responsibility practices in 2004—demonstrating our commitment to doing business in a socially responsible way. We recognize that while we have made progress, there is much more to be done as a company and as an industry. The Board remains fully supportive of and committed to the important efforts we're taking in this arena.

All of Gap Inc.'s directors are engaged and dedicated to representing the best interests of our shareholders. I would like to thank each of them for their time, wisdom and counsel during the past year.

Throughout my career here and as a member of the Board, I have come to understand how success and failure is driven by a company's ability to innovate, anticipate and adapt to an ever-changing global business environment. We have made significant progress in 2004 restoring the company's financial health, delivering excess cash to our shareholders and laying a strong foundation for future growth. On behalf of the Board, I would like thank all of Gap Inc.'s employees as none of these achievements would have been possible without their hard work and dedication.

We have come a long way, but remain committed to even greater improvement in 2005. You can read more on our governance policies and changes at gapinc.com, or contact the company's directors with questions or concerns at board@gap.com.

I remain very optimistic about the future of Gap Inc. Along with Gap Inc.'s management team and Board, I'm committed to ensuring we remain an industry leader by anticipating and innovating to deliver compelling product to our customers, providing a culture that provides rewarding career opportunities for our employees and bringing long-term value to our shareholders.

"Over Gap Inc.'s 35-year history, we've proven that we can quickly create and transform enduring brands as our customers' needs evolve. Building brands through inspiring product, engaging experiences and compelling marketing continues to be the essence of our DNA."





Paul S. Pressler
President and
Chief Executive Officer

I'm writing this letter a few days after watching the Academy Awards, where Gap and Banana Republic were referenced in the opening monologue. This is just one of hundreds of examples of unsolicited mentions, reminding us that people's connections with our brands goes beyond product and stores. Gap, Banana Republic and Old Navy have truly become part of the cultural vernacular.

The strength of our iconic brands is one of the reasons I was so excited to join Gap Inc. nearly two and a half years ago. At that time, facing 29 consecutive months of negative comparable store sales and significant debt, our teams focused on turning around the business.

First, we aligned our product with customers' expectations. We stopped opening new stores, and we closed stores that were underperforming. We improved our operating discipline across the business. This helped generate cash flow that enabled us to aggressively pay down our debt and significantly improve our balance sheet. As a result, we emerged from our turnaround a healthy company—gaining your trust and earning our right to grow again.

During our turnaround, we discovered that the business had outgrown its systems and processes over the years. With more than 3,000 stores, we handle 1.2 billion units every year. Our operational capabilities just didn't keep pace with the company's expansion, or with the evolving dynamics of the marketplace.

Today, the competitive landscape looks very different than it did when Doris and Don Fisher opened the first Gap store in 1969. Consumers have more choices in apparel than ever before. They expect quality at a greater value. They care about meaningful shopping experiences as much as they do about product. They're more discerning shoppers, often using the Internet to "pre-shop" before going into stores. And while they're inspired by icons like Sarah Jessica Parker, they also want to express their individuality.

All of these factors have implications for our business. But rather than view them as constraints, we are energized by the opportunities they create.

Quickly building and transforming brands as our customers' needs evolve is the essence of our DNA. We deliver on this through inspiring product, engaging experiences and compelling marketing. And we believe that complementing these core strengths with deeper consumer insights, greater supply chain efficiency and localized inventory management, will create a distinct advantage over our competition. Achieving this balance of art and science won't happen overnight; we've made a long-term commitment.

Providing great product and experiences

It all starts, of course, with great product—whether it's the quintessential white Gap T-shirt or Banana Republic's covetable jacket of the season. We continue to focus on offering products that are inspirational, trend-right and appropriate for our customers.

Gap brand broadened its product offering in 2004. In addition to providing casual weekend-wear, Gap now offers items for work or going out, such as fitted blazers for women and striped woven shirts for men. Customers are responding positively to these occasion-based assortments, as well as to new fabrications. For example, our "stress free" casual work clothes for men provide stain- and wrinkle-resistant functionality along with style.

Banana Republic's collections have further reinforced the brand's elevated design aesthetic. In many of the products, you can see remarkable attention to detail, improved quality and luxurious fabrications, such as embellished knits and suits made from exclusive Italian fabric. Strong visual merchandising and marketing have helped our customers put complete outfits together, including shoes, handbags and jewelry.

Old Navy has further differentiated itself as a competitor in the value market, with the flair of a specialty retailer. Understanding that nothing builds customer loyalty like offering the right fit, the brand successfully introduced new pant fits for kids and women, as well as a new line of women's plus sizes. The brand has continued to interpret trends at great prices, such as track jackets and Special Edition denim, while delivering them in a uniquely fun environment.

Gap, Banana Republic and Old Navy are lifestyle brands, which gives us permission to develop products and services beyond what we offer today. We have product guardrails in place to ensure that new ideas remain true to the essence of our brands and to customers' expectations.

Reaching new customers

Consumer insights have informed the ongoing development and execution of our growth strategies. Over the past year, we reached new customers through product extensions in each of our brands. At the end of fiscal 2004, Old Navy Plus was in more than 150 stores; Old Navy Maternity was in nearly 350 stores; Gap-Maternity was in 68 stores; and Banana Republic Petites was in 31 locations. We plan to expand each of these lines to additional stores in 2005.

"Our vision is to remain the global leader in specialty apparel retailing—both in stores and online. Success over the past 35 years has depended on our ability to evolve with the times."


GAP
SHOPPING IS
FUN

Initially, we launched these brand extensions on our Web sites, a great low-risk testing ground for new ideas. We are rebuilding our online systems in 2005 to improve the customer experience, better integrate our Web sites with our stores and provide the scaleable, flexible and efficient infrastructure we need to grow.

We also have room to create significant value through real estate growth across our businesses. To that end, we expect to open about 175 new stores in 2005.

We currently operate nearly 250 Gap stores in Japan, France and the U.K., and international expansion is an important part of our long-term growth strategies. Recent challenges in this business reinforced our commitment that more merchandising decisions must happen locally. So we are now building merchant teams in-country, as well as a dedicated international design team, to ensure that products are appropriately tailored for customers in Japan and Europe. In addition to opening about 18 Gap stores in Japan in 2005, we look forward to introducing Banana Republic in Japan this fall with 3-5 stores in Tokyo.

This fall we are also launching our fourth brand, a new specialty apparel concept targeting women over age 35, in two U.S. markets. Gap Inc. is already a leader in apparel market share for customer segments age 0-35, so this concept is the next natural step in expanding our portfolio. We are excited to execute our creative vision through compelling product in a store environment that is specially designed for this customer.

Leveraging our scale and improving operations
Gap Inc. is the largest specialty apparel retailer in the world. And in today's increasingly competitive environment, there is tremendous value in leveraging the scale of our business.

We will continue to transform our supply chain, using our scale to drive efficiency and flexibility. This includes aggregating our fabric buys across divisions; providing faster product delivery to stores; and implementing more disciplined internal work processes.

The elimination of trade quotas in 2005 gives us the opportunity to consolidate our sourcing base. Without quota restrictions, we can choose our vendors, and build strategic relationships with those who have the best capabilities and share our values.

We will remain absolutely committed to working with these vendors to improve conditions in their garment factories. In 2004, we released our first social responsibility report, providing comprehensive monitoring data about factory conditions and insights into the complex challenges we face. As we release our second report, it's clear that while we are making progress, we can't do it alone. We hope our reports help encourage more collaboration in our industry, leading to longer-term solutions and lasting change. You can read more details about our efforts on page 15.

A relentless focus on operating efficiency has significantly improved our return on assets and productivity. In 2004, our gross margin was 39.2 percent, up 160 basis points over the prior year. We further optimized our store fleets, closing 158 underperforming stores. And sales per square foot increased $13 in 2004, to $428.

Overall positive response to our product and disciplined inventory management over the past year led to solid merchandise margins. We piloted a localization initiative that allocates the optimal size assortments based on each store's selling history. This capability provides significant potential for margin improvement. Based on the success of the pilot, we will expand the rollout to nearly all adult departments in Gap and Old Navy in 2005. We will also continue to build broader localization capabilities, so we can eventually assort product based on other local market differences, such as climate and style preferences.

Investing in our people
None of our strategies could be realized without the commitment and expertise of our 150,000 employees. We are investing in what we believe is the best talent in apparel retail. In 2004, we provided twice as many training hours as we did in 2003. And we'll continue this focus going forward, creating robust development and succession plans for our employees so they can build their careers with us.

The breadth and depth of our talent has allowed us to explore and develop new ideas for the future while also running the day-to-day business. We will continue to create the kind of culture that attracts and inspires creative, entrepreneurial teams.

Creating shareholder value
Although we were disappointed in our second-half performance, we ended the year feeling good about our progress.

In fiscal 2004, earnings increased 12 percent, compared to 2003. By prudently focusing on cash flow, we retired $871 million in debt, resulting in $2.2 billion more in cash and short-term investments than debt at the end of the year. Recently, Standard & Poor's upgraded our credit rating to investment grade.

Aligned with our goal to return excess cash to our shareholders, we completed a $1 billion share repurchase program and announced the authorization of an additional $1.5 billion program, the majority of which we expect to complete in 2005. Together, our repurchase programs represent more than 10 percent of our market capitalization.

While we are confident in our future, we expect to experience bumps in the road. Building stronger capabilities in supply chain and inventory management will take time, but this will ultimately help mitigate the ups and downs inherent in our business.

Going forward, we will remain focused on providing compelling product in engaging environments. We will further strengthen our operations as we mine the growth opportunities in Gap, Banana Republic and Old Navy. We will pursue new initiatives that will fuel our growth over the long-term. And through revenue and earnings growth, as well as cash distributions, we expect to deliver superior value for our shareholders.

Realizing our vision
Our vision is to remain the global leader in specialty apparel retailing—both in stores and online. Success over the past 35 years has depended on our ability to evolve with the times. This will continue as our innovative teams build on the strength of our three—soon to be four—iconic brands, balanced with disciplined operations. We made a solid down payment in 2004, and we are better positioned than ever before for sustainable long-term growth.



GAP



"In 2004, we continued to evolve Gap brand to capitalize on the strong appeal that has made Gap a cultural icon."



In 2004 Gap celebrated its 35th anniversary—marking an important milestone of delivering more than three decades of style to people around the world.

In 2004, we continued to evolve Gap brand to capitalize on the strong appeal that has made the brand a cultural icon. We further established our core customer segments and evolved our marketing and product strategies to meet the needs of our style-conscious men and women customers. ◦ Gap has traditionally offered key items with a focus on casual weekend. In 2004, we broadened that offering and added the pieces that allow customers to dress up their wardrobe for work or going out in addition to casual weekend wear. We've seen solid customer response to our occasion-based assortments ◦ We also better segmented our marketing communication last year to speak more directly to men and women. And, in Fall and Holiday, we featured the unique, personal style of Sarah Jessica Parker to celebrate Gap's heritage of expressing individual style. We'll continue to focus on marketing effectiveness while creating campaigns that extend beyond the product to provide differentiation, brand buzz and cultural relevance. ◦ With more than 1,640 stores, Gap continues its emphasis on ensuring we have the right real estate mix across all our brand concepts. With the help of better demographic, customer insight, trend research, and real estate tools, we're analyzing individual store performance, leading to re-allocation of square footage related to product categories and gender. ◦ Maximizing our sub-brands is another important way we're driving growth in the brand. We're closely analyzing the potential of Gap Adult, GapKids, babyGap and GapBody in each market to drive the best configuration of store locations and brand concepts to maximize the opportunity and increase sales per square foot. For instance, opening a stand-alone babyGap store where demographics show a high concentration of families. ◦ Applying what we learned from employees and customer insights research, we continue to test new store designs to improve the customer experience across all concepts. In 2004, we increased training hours to provide customers with a more helpful, knowledgeable and engaged sales team. ◦ By providing great style, value and service, Gap has become one of the world's most recognized brands. We recognize our efforts will take time, but we feel well positioned to deliver great product and exceptional shopping experiences as we build on our foundation for longer-term growth.


BANANA REPUBLIC
LUXE

"In 2005, we are focused on mining further growth opportunities as we continue delivering elevated design and luxurious fabrications at approachable prices."



Everything we did in 2004 supported Banana Republic's evolution as an affordable luxury brand.

Through enhanced product, compelling marketing and an improved store experience, we solidified our positioning with a more sophisticated fashion customer.

As a result, Banana Republic is becoming a brand of choice with both men and women thanks to product assortments that delivered a stronger designer sensibility, great attention to detail and improved quality—such as our suits made from exclusive Italian fabric.

In addition to evolved product assortments, merchandising and marketing initiatives are making it all-around easier for customers to put together an entire outfit for different occasions—from the right thing to wear to work, to going out, to casual weekend.

By staying close to our customers through consumer insight programs such as fit clinics and store manager surveys, we have a better understanding of what customers are looking for—and how we can better communicate with them. Relationship building is a critical element for us. Tailored marketing messages help us speak directly to our core consumer segments—giving them more of what they're looking for from Banana Republic. We'll continue to highlight the brand's elevated apparel and accessories collections as well as educate customers on how to put complete looks together.

Last year, Banana Republic's petites and accessories businesses continued to provide an excellent growth opportunity for the brand. We rolled out the Banana Republic petite collection into more stores and are currently testing a handful of stand-alone petite stores. We also offered a wider breadth of assortments—such as more colors and styles in our shoes and handbags—and added jewelry cases to each of Banana Republic's 460 stores.

And, as part of the company's longer-term international growth strategy, Banana Republic announced it will expand in Japan with three stores scheduled to open in leading Tokyo shopping areas in the fall of 2005. Japan's fashion shopping market and customer base make it a perfect fit for the Banana Republic brand.

In 2005, we are focused on mining further growth opportunities as we continue delivering elevated design and luxurious fabrications at approachable prices.

OLD NAVY






NAVY
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"As we reflect on the past ten years and look to the future, our goal is to continue to offer great clothes at great prices—and thrill our customers by making the ordinary extraordinary."



In 2004, Old Navy celebrated 10 years of providing fun, fashion and value to the whole family. We've won a place in our customers' hearts by making shopping fun again. Today, as a nearly $7 billion dollar brand, we continue to differentiate ourselves with our unique brand positioning and a laser sharp focus on our customers.

Last year, we solidified our position in the marketplace as a value player with a specialty flair. And, using consumer insights, we deepened our relationships with Old Navy's core customers to drive strategic growth for the company. ◦ In July, we launched our Women's Plus Size line, which debuted in 50 stores and online and has expanded into over 100 additional stores. Women's Plus Sizes represents an estimated $25 billion dollar market in the U.S.—and Old Navy is perfectly positioned to provide fun, fit, fashion and value for this customer. We are encouraged by the positive customer feedback we've already received and feel there is significant growth potential. ◦ Based on our success with the Old Navy Maternity roll-out, we more than doubled our maternity locations last year—adding the collection to about 350 stores. ◦ Reaching new customers through real estate expansion represents another important growth opportunity for Old Navy. We opened 68 Old Navy stores in 2004—including seven stores in Quebec, marking our first expansion into that province. Our expansion in 2005 is focused primarily in major markets, but we will continue testing Old Navy in smaller markets as well. ◦ A greater dedication to design, merchandising and marketing helped deepen our relationships with our customers in 2004 and we launched several initiatives that reinforced Old Navy as the destination to help you look great and feel great. ◦ For example, knowing fit is a critical loyalty builder—especially for women—we introduced new pant fits and expanded our pant fit selections even further. We also re-launched our T-shirts featuring three distinct fits so our customers—moms and teens alike—can choose from easy, perfect and tiny fit. ◦ We continue to use consumer insights to inform us on product, marketing and in-store strategies. ◦ As we reflect on the past ten years and look to the future, our goal is to continue to offer great clothes at great prices...thrill our customers by making the ordinary extraordinary...and build on the brand loyalty that makes Old Navy the premier fun, fashionable and affordable shopping destination for the whole family.


GAP INC.
volunteer

"Year-round programs engage and encourage our employees to support people in their own communities through company-supported volunteer programs. In 2004, Gap Inc. employees volunteered a total of 73,000 hours."



Since our founding more than 35 years ago, Gap Inc. has always recognized the importance of supporting the communities where our employees, customers and business partners live and work. In addition, we have a responsibility to ensure that the people around the world who make our products are treated in a fair and ethical way. We took important steps in 2004 to further define ourselves as a company committed to having a positive impact in the communities where we do business.

Last spring, in an effort to increase communication about our efforts, we issued our first-ever Social Responsibility report, demonstrating our commitment to do business in a responsible way—from how we source our clothes, to how we support communities where we do business. We were surprised and pleased by the very positive reaction to the report. More information will be available in our next report, available this spring.

Ethical Sourcing

Factory monitoring remained an essential part of our efforts in 2004 to improve working conditions in the apparel industry. Our Global Compliance team includes more than 90 full time employees worldwide, most of whom are Vendor Compliance Officers (VCOs). Last year, our VCOs conducted approximately 6,750 inspections in more than 2,600 garment factories around the world.

Monitoring, however, is not enough to bring about lasting change in the garment industry. The way we do business can also have an impact on factory compliance. In 2004, we began looking at ways to improve our own purchasing practices and reduce inefficiencies in our supply chain. We're also working with factories to ensure that they have sufficient capacity and capabilities before we place orders with them.

We're proud of our efforts, but we know that we can't make meaningful progress alone. One of the biggest challenges we face is the lack of consistent standards for compliance and enforcement within our industry. Another is how we can best mitigate the effects of the end of textile quotas in 2005 for garment workers in affected countries. We are currently participating in several multi-stakeholder initiatives and working closely with partners in government, civil society, trade unions, and the commercial sector to develop broader solutions that address these questions, as well as other underlying causes of poor labor conditions.

Community Involvement

Through grants, in-kind donations, community outreach and employee volunteerism, we give money and time to people who need it most.

In response to the devastating Tsunami tragedy in South Asia last December, Gap Inc. put in place a special program, which doubled contributions made by employees around the world. Through this program and company grants, Gap Inc. has made a commitment of $2.3 million to support victims and economic recovery in the impacted regions.

Through Gap Foundation—our charitable arm since 1977—we provide philanthropic grants and mobilize employees through volunteer programs. In 2004, Gap Inc. employees volunteered a total of 73,000 hours and—combined with company grants—donated about $33 million in cash grants and in-kind contributions.

Our commitment to making a positive impact in communities where we live and work extends to our environmental practices. We are developing programs that help us mitigate the effects our operations have on the environment–including energy consumption, packaging, waste and recycling.

Gap Inc. is passionate about social responsibility—and we continue investing in each of these areas. Being a socially responsible company also inspires and attracts the kind of talented and ethical people we want working with us. In fact, many new employees cite our commitment as a reason they joined the company. We believe this commitment is essential to our success as an employer, a corporate citizen and a company who brings great brands to customers and delivers long-term shareholder value.

"In 2004 Gap Inc. made solid progress to increase shareholder value and we continued to position ourselves for sustainable long-term growth."




13.7
13.8
14.5
15.9
16.3
00
01
02
03
04

NET SALES
(in billions of dollars)


842
(25)
478
1,031
1,150
00
01
02
03
04

NET EARNINGS (LOSS)
(in millions of dollars)


0.96
(0.03)
0.54
1.09
1.21
00
01
02
03
04

EARNINGS (LOSS) PER SHARE-DILUTED
(in dollars)



	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004 (as restated) (b)	52 Weeks Ended Feb. 1, 2003 (as restated) (b)
Operating Results ($ in millions)			
Net sales	$ 16,267	$ 15,854	$ 14,455
Percentage change year-to-year	3%	10%	4%
Earnings before income taxes	$ 1,872	$ 1,684	$ 801
Percentage change year-to-year	11%	110%	276%
Net earnings	$ 1,150	$ 1,031	$ 478
Percentage change year-to-year	12%	116%	N/A
Cash Flows ($ in millions)			
Net cash provided by operating activities	$ 1,620	$ 2,160	$ 1,243
Net cash provided by (used for) investing activities	160	(2,318)	(629)
Net cash (used for) provided by financing activities	(1,796)	(636)	1,379
Effect of exchange rate fluctuations on cash	-	28	27
Net (decrease) increase in cash and equivalents	(16)	(766)	2,020
Net cash provided by operating activities	$ 1,620	$ 2,160	$ 1,243
Less: Purchase of property and equipment	(442)	(261)	(308)
Free cash flow (a)	$ 1,178	$ 1,899	$ 935
Per Share Data			
Net earnings—diluted	$ 1.21	$ 1.09	$ 0.54
Cash dividends paid	0.09	0.09	0.09
Statistics			
Net earnings as a percentage of net sales	7.1%	6.5%	3.3%
Return on average assets	11.1%	9.8%	5.2%
Return on average shareholders' equity	24.0%	25.2%	14.9%
Current ratio	2.81:1	2.63:1	2.08:1
Number of store locations open at year-end	2,994	3,022	3,117
Comparable store sales increase (decrease) percentage	0%	7%	(3%)

(a) Free cash flow is a non-GAAP measure. We believe free cash flow is an important metric, as it represents a measure of how profitable a company is on a cash basis after the deduction of capital expenses, as most companies require regular capital expenditures to build and maintain stores and purchase new equipment to keep the business growing. We use this metric internally, as we believe our sustained ability to grow this measure is an important driver of value creation.
(b) See Note B to the Consolidated Financial Statements.


34
(1)
15
25
24
00 01 02 03 04

RETURN ON AVERAGE SHAREHOLDERS' EQUITY
(percent)


.09 .09 .09 .09 .09
00 01 02 03 04

DIVIDENDS PAID PER SHARE
(in dollars)


482
394
378
415
428
00 01 02 03 04

NET SALES PER AVERAGE SQUARE FOOT*
(in dollars)
*52-week basis



FIVE-YEAR SELECTED FINANCIAL DATA

The following selected data are derived from the Consolidated Financial Statements of Gap Inc. (the "Company") and have been restated to reflect the adjustments discussed in Note B to the Consolidated Financial Statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto.

					Fiscal Year (in weeks)
	2004 (52)	2003 (52)	2002 (52)	2001 (52)	2000 (53)
Operating Results ($ in millions, except per share data)		(as restated)	(as restated)	(as restated)	(as restated)
Net sales	$ 16,267	$ 15,854	$ 14,455	$ 13,848	$ 13,673
Cost of goods sold and occupancy expenses	9,886	9,885	9,541	9,733	8,657
Gross margin	39.2%	37.6%	34.0%	29.7%	36.7%
Operating expenses, excluding loss on early retirement of debt	$ 4,296	$ 4,068	$ 3,901	$ 3,806	$ 3,629
Loss on early retirement of debt	105	21	-	-	-
Operating margin	12.2%	11.9%	7.0%	2.2%	10.1%
Net interest expense	$ 108	$ 196	$ 212	$ 96	$ 63
Earnings before income taxes	1,872	1,684	801	213	1,324
Percentage of net sales	11.5%	10.6%	5.5%	1.5%	9.7%
Income taxes	$ 722	$ 653	$ 323	$ 238	$ 482
Net earnings (loss)	1,150	1,031	478	(25)	842
Percentage of net sales	7.1%	6.5%	3.3%	0.2%	6.2%
Cash dividends paid	$ 79	$ 79	$ 78	$ 76	$ 75
Purchase of property and equipment	442	261	308	1,026	1,989
Depreciation and amortization	620	675	706	741	544
Per share Data					
Net earnings (loss)— basic	$ 1.29	$ 1.15	$ 0.55	$ (0.03)	$ 0.99
Net earnings (loss)— diluted	1.21	1.09	0.54	(0.03)	0.96
Cash dividends paid (a)	0.09	0.09	0.09	0.09	0.09
Shareholders' equity (book value)	5.53	5.21	4.03	3.35	3.31
Financial Position ($ in millions, except per square foot data)					
Property and equipment, net	$ 3,376	$ 3,626	$ 4,069	$ 4,487	$ 4,306
Merchandise inventory	1,814	1,704	2,048	1,769	1,904
Total assets	10,048	10,713	10,283	8,096	7,387
Inventory per square foot (b)	48	45	53	47	59
Inventory per square foot (decrease) increase	6.2%	(15.5%)	13.5%	(20.3%)	0.1%
Working capital	$ 4,062	$ 4,156	$ 2,972	$ 1,018	$ (153)
Current ratio	2.81:1	2.63:1	2.08:1	1.48:1	0.95:1
Total long-term debt and senior convertible notes, less current maturities	$ 1,886	$ 2,487	$ 2,896	$ 1,961	$ 780
Ratio of long-term debt and senior convertible notes to shareholders' equity (c)	0.38:1	0.54:1	0.82:1	0.68:1	0.28:1
Shareholders' equity	$ 4,936	$ 4,648	$ 3,526	$ 2,880	$ 2,816
Return on average assets	11.1%	9.8%	5.2%	(0.3%)	13.1%
Return on average shareholders' equity	24.0%	25.2%	14.9%	(0.9%)	33.9%
Statistics					
Number of new store locations opened	130	35	115	324	434
Number of store locations closed	158	130	95	75	60
Number of store locations open at year-end	2,994	3,022	3,117	3,097	2,848
Net (decrease) increase in number of store locations	(1%)	(3%)	1%	9%	15%
Comparable store sales increase (decrease) percentage (52-week basis)	0%	7%	(3%)	(13%)	(5%)
Sales per square foot (52-week basis) (d)	$ 428	$ 415	$ 378	$ 394	$ 482
Square footage of store space at year-end	36,590,929	36,518,204	37,251,520	36,333,392	31,373,437
Percentage (decrease) increase in square feet	0%	(2%)	3%	16%	31%
Number of employees at year-end	152,000	153,000	169,000	165,000	166,000
Weighted-average number of shares— basic	893,356,815	892,554,538	875,545,551	860,255,419	849,810,658
Weighted-average number of shares— diluted	991,121,573	988,177,828	881,477,888	860,255,419	879,137,194
Number of shares outstanding at year-end, net of treasury stock	860,559,077	897,202,485	887,322,707	865,726,890	853,996,984

(a) Excludes a dividend of $.0222 per share declared in January 2005 but paid in the first quarter of fiscal 2005.
(b) Based on year-end store square footage and inventory balances, excluding inventory related to online sales.
(c) Long-term debt includes current maturities.
(d) Based on monthly average store square footage.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Our Business

We are a global specialty retailer operating retail and outlet stores selling casual apparel, accessories and personal care products for men, women and children under the Gap, Banana Republic and Old Navy brands. We operate stores in the United States, Canada, the United Kingdom, France and Japan. In addition, our U.S. customers may shop online at gap.com, bananarepublic.com and oldnavy.com. We design virtually all of our products, which are manufactured by independent sources, and sell them under our three brands:

Gap. Founded in 1969, Gap stores offer extensive selections of classically styled, high quality, casual apparel at moderate price points. Products range from wardrobe basics such as denim, khakis and T-shirts to fashion apparel, accessories and personal care products for men and women, ages teen through adult. We entered the children's apparel market with the introduction of GapKids in 1986 and babyGap in 1989. These stores offer casual apparel and accessories in the tradition of Gap style and quality for children, ages newborn through pre-teen. We launched GapBody in 1998 offering women's underwear, sleepwear, swimwear and personal care products.

Banana Republic. Acquired in 1983 with two stores, Banana Republic now offers sophisticated, fashionable collections of dress-casual and tailored apparel, shoes and accessories for men and women at higher price points than Gap. Banana Republic products range from apparel, including intimate apparel, to personal care products.

Old Navy. We launched Old Navy in 1994 to address the market for value-priced family apparel. Old Navy offers broad selections of apparel, shoes and accessories for adults, children and infants as well as other items, including personal care products, in an innovative, exciting shopping environment. Old Navy also offers a line of maternity and plus sizes in its stores.

Online. We established Gap Online, a web-based store located at www.gap.com, in 1997. Products comparable to those carried in Gap, GapKids and babyGap stores can be purchased online. Banana Republic introduced Banana Republic Online, a web-based store located at www.bananarepublic.com, in 1999, which offers products comparable to those carried in the store collections. In 2000, we established Old Navy Online, a web-based store located at www.oldnavy.com. Old Navy Online also offers apparel and accessories comparable to those carried in the store collections. Our online businesses are offered as an extension of our store experience and are intended to strengthen our relationship with our customers.

Overview

In fiscal 2004, we made solid progress against our strategic priority to drive shareholder value and continued to position ourselves for sustainable long-term growth.

We delivered healthy operating results for the year. Our net earnings grew 12 percent to $1.2 billion or $1.21 per share, compared to net earnings of $1.0 billion or $1.09 per share in fiscal 2003. Our fiscal year 2004 net earnings includes $105 million, before income taxes, in premiums paid related to early debt retirement and savings of approximately $36 million, before income taxes, in interest expense related to those repurchases. Our operating margin increased 0.3 percentage points as a result of improved gross margin of 1.6 percentage points supported by lower occupancy expenses due to store closures. This improvement was offset by an increase in operating expenses, including loss on early retirement of debt, of 1.2 percentage points. Disciplined inventory management allowed us to better time the purchases of our inventory. This resulted in less pressure to mark down inventory early and allowed us to realize higher margins from regular and markdown selling. The maturing of our store fleet in combination with lower capital spending compared to historical levels, and store closings resulted in favorable rent, occupancy and depreciation expenses.

In fiscal 2004, we generated free cash flow of $1.2 billion. We define free cash flow as the net cash provided by operating activities less the purchase of property and equipment. For a reconciliation of free cash flow, a non-GAAP measure, to a GAAP measure, see the Liquidity section in this Management's Discussion and Analysis. Our strong earnings and healthy balance sheet yielded higher capital returns. Our return on average assets increased from 9.8 percent in fiscal 2003 to 11.1 percent in fiscal 2004.

Our Consolidated Balance Sheet remains strong as we ended the year with $4.1 billion in cash and short-term investments. During the year, we paid down $871 million in debt reducing our debt to $1.9 billion. In addition, we called our $1.37 billion convertible note on March 11, 2005. Once the redemption is complete, which we expect to be by March 31, 2005, we will have $513 million in debt remaining on our balance sheet. In February 2005, Standard and Poor's raised our long-term senior debt rating to investment grade, BBB-, and Moody's is currently reviewing us for upgrade to investment grade.

During 2004, we returned excess cash to shareholders by repurchasing about 48 million shares for $1 billion and paying dividends of $0.09 per share to our shareholders. Cash distribution to shareholders will continue to play an important role in delivering shareholder returns; however, our first priority for excess cash will always be investing in our business in a way that meets or exceeds our return criteria. Once the needs of the business have been met, we will return cash to shareholders through dividends and through opportunistic share repurchases. We are committed to maintaining sufficient cash on the balance sheet to support the needs of our business and withstand unanticipated business volatility. Therefore, we currently plan to keep $2 billion of unrestricted cash available. Our view of available cash will change over time to reflect the changing needs of our business.

Starting with our 2005 first quarter dividend, we intend to double our annual dividend from $0.0888 per share to $0.18 per share in 2005, not including the previously announced $0.0222 per share dividend payable on February 23, 2005. The Board of Directors has authorized an additional $1.5 billion of share repurchase over the next two years, with the majority of the purchases expected to occur in 2005.

Our cash balances combined with our cash flow are sufficient to support our strategic growth initiatives. Our real estate strategy in fiscal 2005 includes plans to open about 175 new stores, weighted more toward Old Navy. We have announced the launch of a new brand targeted at women over the age of 35 and the expansion of Banana Republic into Japan. Construction delays or the inability to locate suitable real estate may delay the timing of the planned store openings and thus impact the rate of our revenue growth. We also plan to close about 135 stores in 2005, mainly from Gap brand in North America, as part of our strategy to optimize our real estate fleet. Most store closures occur upon lease expiration. Our strategic initiatives include moving merchants closer to the markets in both Tokyo and London to improve our success rate in product acceptance and gauging fashion trends and changing consumer preferences. These growth initiatives and moves will negatively impact operating expenses in fiscal 2005, but will position us to take advantage of future opportunities.

In 2005, we expect earnings per share to grow to $1.41 to $1.45 per share on a fully diluted basis. More than half of this growth will come from the absence of early debt retirement costs, lower share count due to share repurchases, and interest savings due to lower debt balances as a result of our debt repurchases in fiscal 2004. It does not reflect the impact of the implementation of FASB Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." We expect operating margin to be about 13 percent and we also expect to generate at least $1 billion in free cash flow. For a reconciliation of this non-GAAP measure to a GAAP measure, see the Liquidity section in this Management's Discussion and Analysis. See the Forward-Looking Statements section below.

Fiscal 2005 holds both challenges and opportunities for our company. The market is increasingly price competitive. However, we believe we offer a compelling combination of quality, fashion and overall value. We remain focused on offering products that are inspirational, trend-right and appropriate for our customers.

Among the opportunities we face in 2005 is the elimination of textile quotas. On December 31, 2004, quota was phased out for World Trade Organization countries. Quota is a 30-year-old system that was designed to put limits on the amount of textiles developing nations could export to industrialized countries through a tax on exported textiles. Under the quota system, we have had to spread our purchasing power and have not been able to leverage our scale and relationships with vendors. We currently work with over 700 vendors in 50 countries. With the removal of quota, we will re-examine these relationships and potentially consolidate vendors and develop a more strategic relationship with a smaller base of vendors in fewer countries. If our strategy is successful, we anticipate that over time, we will be able to make improvements to the quality of product and/or decrease production costs.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as "expect," "anticipate," "believe," "estimate," "intend," "plan," and similar expressions also identify forward-looking statements. Forward-looking statements include statements regarding: (i) amount of unrestricted cash available in the future; (ii) number of new store openings and store closings in fiscal 2005 and weightings by brand; (iii) shareholder returns in future periods; (iv) amount and timing of dividends in fiscal 2005 and future periods; (v) amount of stock repurchases in fiscal 2005 and over the next two years; (vi) earnings per share for fiscal 2005; (vii) interest expense in fiscal 2005; (viii) operating margin, excluding loss on early retirement of debt and the impact of SFAS 123(R), for fiscal 2005; (ix) free cash flow in fiscal 2005; (x) consolidation of our vendors and development of strategic relationships; (xi) improvements in quality of product and/or decrease in production costs over time; (xii) gross interest expense savings in fiscal 2005; (xiii) effective tax rate for fiscal 2005; (xiv) carrying restricted cash balance in the near team to self-collateralize letter of credit issuances; (xv) decreases in restricted cash by the end of fiscal 2005 and in future periods; (xvi) year over year change in inventory per square foot at the end of the first quarter of fiscal 2005 and the second quarter of fiscal 2005; (xvii) capital expenditures in fiscal 2005; (xviii) source of funding for capital expenditures in fiscal 2005; (xix) net square footage change in fiscal 2005; (xx) conversion of our convertible note into equity; (xxi) maximum exposure and cash collateralized balance for reinsurance pool in future periods; (xxii) the impact of SFAS 151; (xxiii) earnings and revenue in future periods; (xxiv) sustainable long-term growth; and (xxv) timing of expensing stock options.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following: the risk that we will be unsuccessful in gauging fashion trends and changing consumer preferences; the highly competitive nature of our business in the U.S. and internationally and our dependence on consumer spending patterns, which are influenced by numerous other factors; the risk that we will be unsuccessful in identifying and negotiating new store locations effectively; the risk that comparable store sales and margins will experience fluctuations; the risk that we will be unsuccessful in implementing our strategic, operating and people initiatives; the risk that adverse changes in our credit ratings may have a negative impact on our financing costs and capital structure in future periods; the risk that trade matters, events causing disruptions in product shipments from China and other foreign countries, or IT systems changes may disrupt our supply chain or operations; and the risk that we will not be successful in defending various proceedings, lawsuits, disputes, claims, and audits; any of which could impact net sales, costs and expenses, and/or planned strategies. Additional information regarding factors that could cause results to differ can be found in our Annual Report on Form 10-K for the fiscal year ended January 29, 2005.

Future economic and industry trends that could potentially impact net sales and profitability are difficult to predict. These forward-looking statement are based on information as of March 21, 2005 and we assume no obligation to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Restatement of Financial Statements

In light of a recent SEC clarification on lease accounting, we re-evaluated our lease accounting practices and have corrected the way we account for our leases, specifically the accounting for operating leases with scheduled rent and tenant allowances.

Under the requirements of FASB Technical Bulletin 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, we had determined that the term of the lease begins on the commencement date of the lease, which generally coincides with the store opening date, instead of at the time we take physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the calculation of the period over which rent is expensed. We have restated our previously reported financial statements to correct our accounting for scheduled rent increases.

In addition, under FASB Technical Bulletin 88-1, "Issues Relating to Accounting for Leases," lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by us should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. We had previously classified a portion of tenant allowances as a reduction to store build out costs instead of as a deferred lease credit on the consolidated balance sheet to reflect construction costs incurred on behalf of the landlord. As a result, we also amortized the deferred lease credit over the asset life instead of over the lease term and reflected the amortization as a reduction to depreciation expense instead of as a reduction to rent expense. We reassessed this accounting policy in 2003 and effective February 1, 2004, have prospectively changed our accounting policy to treat lease incentives received as deferred lease incentives. We have also corrected the prior years Consolidated Financial Statements to properly account for tenant allowances.

The restatement primarily resulted in a decrease to retained earnings of $131.7 million as of February 2, 2002 and an increase in net earnings of $0.6 million and $0.3 million in fiscal 2003 and 2002, respectively. In addition, we have restated our fiscal 2003 and 2002 Consolidated Statements of Cash Flows to reflect restricted cash balances as an investing activity rather than a financing activity to be consistent with the presentation in fiscal 2004.

See Note B to the Consolidated Financial Statements for a summary of the effects of these changes on our Consolidated Financial Statements. This Management's Discussion and Analysis gives effect to these corrections.

RESULTS OF OPERATIONS

We delivered healthy operating results for the year. Our net earnings grew 12 percent to $1.2 billion or $1.21 per share, compared to net earnings of $1.0 billion or $1.09 per share in fiscal 2003. We improved our operating and gross margin by 0.3 percentage points and 1.6 percentage points, respectively, and generated free cash flow of $1.2 billion and $1.9 billion in fiscal 2004 and 2003, respectively. For a reconciliation of free cash flow, a non-GAAP measure, to a GAAP measure, see the Liquidity section in this Management's Discussion and Analysis.

Net Sales by Brand, Region and Channel

Net sales consist of retail sales, online sales and shipping fees received from customers for delivery of merchandise. Outlet retail sales are reflected within the respective results of each brand.

52 Weeks Ended Jan. 29, 2005		Gap	Old Navy	Banana Republic	Other	Total
Net Sales ($ in millions)						
North America (1)	Stores	$ 5,510	$ 6,511	$ 2,178	$ -	$ 14,199
	Direct (Online)	236	236	91	-	563
Europe	Stores	879	-	-	-	879
Asia	Stores	591	-	-	-	591
Other (2)		24	-	-	11	35
Total		$ 7,240	$ 6,747	$ 2,269	$ 11	$ 16,267
Global Sales Growth (Decline)		(1%)	5%	9%	-	3%
52 Weeks Ended Jan. 31, 2004						
Net Sales ($ in millions)						
North America (1)	Stores	$ 5,557	$ 6,267	$ 2,013	$ -	$ 13,837
	Direct (Online)	220	189	77	-	486
Europe	Stores	861	-	-	-	861
Asia	Stores	610	-	-	-	610
Other (2)		57	-	-	3	60
Total		$ 7,305	$ 6,456	$ 2,090	$ 3	$ 15,854
Global Sales Growth		9%	11%	8%	-	10%
52 Weeks Ended Feb. 1, 2003						
Net Sales ($ in millions)						
North America (1)	Stores	$ 5,228	$ 5,668	$ 1,872	$ -	$ 12,768
	Direct (Online)	208	136	56	-	400
Europe	Stores	740	-	-	-	740
Asia	Stores	502	-	-	-	502
Other (2)		48	-	-	(3)	45
Total		$ 6,726	$ 5,804	$ 1,928	$ (3)	$ 14,455
Global Sales Growth (Decline)		(2%)	13%	3%	-	4%

(1) North America includes the United States, Canada, and Puerto Rico.
(2) Other includes Germany and International Sales Program. In August 2004, we sold our stores and exited the market in Germany.

Net Sales

A store is included in comparable store sales ("Comp") when it has been open at least one year and it has not been expanded, remodeled or reduced by more than a 15 percent square footage change or permanently repositioned within that year. Therefore, a store is included in Comp on the first day it has comparable prior year sales. Stores in which square footage has been expanded, remodeled or reduced by 15 percent or more are excluded from Comp until the first day they have comparable prior year sales at the expanded or remodeled location.

A store is considered non-comparable ("Non-comp") when, in general, the store had no comparable prior year sales. For example, a new store or a store that has been expanded by more than 15 percent or permanently repositioned within the last year is considered Non-comp. Non-store sales such as online operations are also considered Non-comp.

52 Weeks Ended Jan. 29, 2005	Gap (2)	Old Navy	Banana Republic	Other	Total
Increase (decrease) ($ in millions)					
2003 Net Sales	$ 7,305	$ 6,456	$ 2,090	$ 3	$ 15,854
Comparable store sales	(76)	25	109	-	58
Noncomparable store sales	(155)	195	51	7	98
Direct (Online)	16	47	14	-	77
Foreign Exchange (1)	150	24	5	1	180
2004 Net Sales	$ 7,240	$ 6,747	$ 2,269	$ 11	$ 16,267

52 Weeks Ended Jan. 31, 2004	Gap (2)	Old Navy	Banana Republic	Other	Total
Increase (decrease) ($ in millions)					
2002 Net Sales	$ 6,726	$ 5,804	$ 1,928	$ (3)	$ 14,455
Comparable store sales	408	464	120	-	992
Noncomparable store sales	(16)	97	12	5	98
Direct (Online)	12	53	21	-	86
Foreign Exchange (1)	175	38	9	1	223
2003 Net Sales	$ 7,305	$ 6,456	$ 2,090	$ 3	$ 15,854

(1) Foreign exchange is the translation impact of current year sales at current year exchange rates versus current year sales at prior year exchange rates.
(2) Includes Gap International.

Our fiscal 2004 sales increased $413 million, or 3 percent, compared to fiscal 2003. Our first quarter performance was the strongest; however in the second half of fiscal 2004, our comparable store sales declined contributing to the relatively flat growth over the prior year, primarily driven by missed opportunities to better balance our holiday assortment with more traditional gift-giving products and challenges with the promotional environment among competitors in the retail market. Gap international comparable store sales were negatively impacted by weak product acceptance in Europe and Japan. We continue to study local market preferences and are working to better tailor product assortments to be more market appropriate. In addition, we are hiring dedicated design teams for the international markets and will continue to place merchants in markets in both Tokyo and London to address misses in fashion trends in these markets. Our total noncomparable store sales increase was due to the 130 new store openings, a majority of which occurred during the second half of the year. Although we ended the year with fewer stores than fiscal 2003, a majority of those store closures occurred at the end of the fiscal year. Our overall net square footage remained relatively flat. Sales productivity in fiscal 2004 improved to $428 per average square foot compared with $415 per average square foot in fiscal 2003. We closed 158 under-performing stores in fiscal 2004, mainly for Gap brand.

Net sales increased $1.4 billion in fiscal 2003 compared with fiscal 2002. The increase in our comparable store sales was driven by better product assortments, which drove an increase in the number of customers making a purchase. Sales productivity in fiscal 2003 improved to $415 per average square foot compared to $378 per average square foot in fiscal 2002.

Comparable store sales percentage by brand for fiscal 2004 and 2003 were as follows:

- Gap North America reported positive 1 percent in 2004 versus positive 6 percent in 2003
- Old Navy North America reported flat in 2004 versus positive 8 percent in 2003
- Banana Republic North America reported positive 6 percent in 2004 versus positive 7 percent in 2003
- International reported negative 8 percent in 2004 versus positive 6 percent in 2003

Store count and square footage were as follows:

	Jan. 29, 2005		Jan. 31, 2004	
	Number of Store Locations	Sq. Ft. (in millions)	Number of Store Locations	Sq. Ft. (in millions)
Gap North America	1,396	13.0	1,493	13.7
Gap Europe	169	1.6	185	1.8
Gap Asia	78	0.8	69	0.7
Old Navy North America	889	17.3	840	16.6
Banana Republic North America	462	3.9	435	3.7
Total	2,994	36.6	3,022	36.5
Increase/(Decrease)	(1%)	0%	(3%)	(2%)

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses include the cost of merchandise, inventory shortage and valuation reserves, inbound freight charges, purchasing and receiving costs, certain payroll costs associated with our sourcing operations, inspection costs, warehousing costs, rent, occupancy and depreciation for our stores and distribution centers.

				Percentage of Net Sales		
		52 Weeks Ended			52 Weeks Ended	
($ in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Cost of Goods Sold and Occupancy Expenses	$ 9,886	$ 9,885	$ 9,541	60.8%	62.4%	66.0%

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 1.6 percentage points in fiscal 2004 compared with fiscal 2003. Our merchandise margins increased 1.1 percentage points, or $390 million, due to enhanced product assortments supported by inventory management and use of sophisticated markdown optimization tools to assist us in forecasting the optimal timing and level of markdowns. We had a higher contribution of regular priced sales compared with fiscal 2003. We improved our leverage of our rent, occupancy and depreciation expenses by 0.5 percentage points in fiscal 2004 due to lower depreciation from a maturing fleet and reduced capital spending compared to historical levels, continual store fleet optimization combined with improved sales performance over the prior year. An increase in our direct (online) revenues also contributed to the improved leverage, as these sales do not incur store related rent, occupancy and depreciation expenses.

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 3.6 percentage points in fiscal 2003 compared with fiscal 2002. The improvement was driven by an increase in merchandise margins and decreased occupancy expenses of 2.4 percentage points and 1.3 percentage points, respectively. The increase in merchandise margins resulted from strong product assortments, which contributed to higher markdown margins and an increase in the percentage of goods sold at regular price across all brands compared with fiscal 2002. In addition, favorable shortage results from annual inventory counts completed during fiscal 2003 contributed to our merchandise margin improvement. Our occupancy expenses decreased primarily due to closures of Gap stores offset by openings of Old Navy stores, resulting in the decease in square footage.

As a general business practice, we review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear the majority of this merchandise.

Operating Expenses, Excluding Loss on Early Retirement of Debt

Operating expenses include payroll and related benefits (for our stores, distribution network and corporate functions), advertising, and general and administrative expenses. Also included are costs to design and develop our products, pre-opening expenses related to new store openings, and the costs of maintenance and minor enhancement, which are expensed as incurred.

				Percentage of Net Sales		
		52 Weeks Ended			52 Weeks Ended	
($ in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Operating Expenses, Excluding Loss on Early Retirement of Debt	$ 4,296	$ 4,068	$ 3,901	26.4%	25.7%	27.0%

Operating expenses as a percentage of net sales increased 0.7 percentage points, or $228 million, in fiscal 2004 compared with fiscal 2003. The increase was primarily due to higher store payroll and benefits to support increased sales, planned increases for new growth initiatives and increased advertising expenses. Gap North America ran incremental television campaigns compared to the prior year and Old Navy increased its circulars to promote sales.

Operating expenses as a percentage of net sales decreased 1.3 percentage points in fiscal 2003 compared with fiscal 2002. While operating expenses increased, the decrease in operating expenses as a percentage of net sales was due primarily to the higher rate of increase in sales compared to store payroll, benefit costs and operating expenses. The increase in total operating expenses compared with fiscal 2002 was primarily due to higher repair and maintenance expenses to support our store fleet and higher store payroll to support increased sales.

Operating margin, excluding loss on early retirement of debt, was 12.8 percent, 12.0 percent and 7.0 percent in fiscal 2004, 2003 and 2002, respectively. For fiscal 2005, we expect operating margin to be about 13 percent, excluding loss on early retirement of debt and the impact of the adoption of SFAS 123(R).

Included in operating expenses are costs related to store closures and sublease loss reserves. The following discussion should be read in conjunction with Note F to the accompanying consolidated financial statements.

In August 2004, we sold our stores and exited the market in Germany. In fiscal 2003, we recognized a charge to operating expense of $14 million for asset write-downs. The actual net selling price approximated our initial estimate. This decision represents a strategic move toward re-allocating our international resources to optimize growth in our other existing markets and focusing our attention on more attractive, longer-term growth opportunities in new markets.

In prior years, we considered our headquarter facilities' space needs and identified and abandoned excess facility space. As a result of these actions, we recorded sublease loss charges of $77.4 million in fiscal 2002. During fiscal 2004 and 2003, due to continued weakness in the commercial real estate market, we revised our sublease income and sublease commencement projections and assumptions related to headquarter facilities in our San Francisco and San Bruno campuses and recorded additional sublease loss charges of $4.8 million and $8.6 million, respectively.

As a result of improved business performance, new business initiatives and opportunities for future growth, and continued levels of high vacancy in the San Francisco Bay Area market, we have recently completed an assessment of our available space and future needs. We are in the process of analyzing our options and the results of this analysis could positively or negatively impact the level of our sublease reserves.

In addition, during fiscal 2004, we announced that we would be closing our Edgewood, Maryland distribution facility and consolidating its operations into several of our other facilities in the summer of 2005. There were no material charges in fiscal 2004 as a result of this decision.

Loss on Early Retirement of Debt

				Percentage of Net Sales		
		52 Weeks Ended			52 Weeks Ended	
($ in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Loss on Early Retirement of Debt	$ 105	$ 21	$ -	0.6%	0.1%	-

In support of our goal to return to an investment grade credit rating, we reduced our outstanding debt by repurchasing $596 million of domestic debt in advance of its scheduled maturity date during fiscal 2004. We performed a net present value analysis on our outstanding debt and determined that it would be more beneficial to repurchase the debt early even though we incurred $105 million in loss on early retirement of debt due to premiums paid and write-off of issuance costs. During fiscal 2003, we incurred $21 million in loss on early retirement of debt for the repurchase of €23 million of our euro bond ($27 million) and the repurchase of $141 million of domestic debt.

Interest Expense

				Percentage of Net Sales		
		52 Weeks Ended			52 Weeks Ended	
($ in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Interest Expense	$ 167	$ 234	$ 249	1.0%	1.5%	1.7%

The decrease of $67 million in interest expense for fiscal 2004, compared with fiscal 2003, was primarily due to the lower debt level resulting from our debt repurchases and scheduled debt maturity as well as savings from lower facility fees on our new credit facility.

The decrease of $15 million in interest expense for fiscal 2003, compared with fiscal 2002, was primarily due to lower fees related to a renegotiated three-year secured $750 million revolving credit facility and $1.2 billion letter of credit agreements, and reduced interest expense from the maturity of our $500 million two-year note in May 2003. This decrease was partially offset by a full year of interest expense in fiscal 2003 on our senior convertible notes issued in March 2002, plus a full year of higher coupon interest rates on our outstanding notes maturing in fiscal 2005 and fiscal 2008. The higher coupon interest rates on these notes, which took effect on June 15, 2002, was a result of downgrades in our long-term senior unsecured credit ratings in the first quarter of fiscal 2002.

We anticipate that fiscal 2005 earnings will reflect about $100 million in interest expense savings over fiscal 2004 primarily as a result of our March 2005 redemption of the convertible note and lower debt balances.

Interest Income

($ in millions)	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Percentage of Net Sales 52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Interest Income	$ 59	$ 38	$ 37	0.4%	0.2%	0.3%

The increase of $21 million in interest income in fiscal 2004, compared with fiscal 2003, was primarily due to higher yields on our investments and higher average invested cash balances.

The increase of $1 million in interest income in fiscal 2003, compared with fiscal 2002, was primarily due to increases in average cash available for investment as a result of improved cash flows from operations.

Income Taxes

($ in millions)	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Percentage of Net Sales 52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Income Taxes	$ 722	$ 653	$ 323	4.4%	4.1%	2.2%
Effective tax rate	38.6%	38.8%	40.4%			

The decrease in the effective tax rate in fiscal 2004 from fiscal 2003 was primarily driven by an improvement in the mix of earnings from domestic and international operations and improved earnings performance.

The decrease in the effective tax rate in fiscal 2003 from fiscal 2002 was primarily driven by an improvement in the mix of earnings from domestic and international operations, improved earnings performance and the determination that it is more likely than not that certain accumulated state net operating losses will be available to offset future income.

We currently expect the fiscal 2005 effective tax rate to be in a range of 38.0 percent to 39.0 percent, although the respective quarterly effective tax rates could be outside of this range. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations and the overall level of earnings.

FINANCIAL CONDITION

Liquidity

The following sets forth certain measures of our liquidity:

	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Working capital (in millions) (a)	$ 4,062	$ 4,156	$ 2,972
Current ratio (a)	2.81:1	2.63:1	2.08:1

(a) Our working capital and current ratio calculations include restricted cash.

Free Cash Flow

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Net cash provided by operating activities	$ 1,620	$ 2,160	$ 1,243
Net cash provided by (used for) investing activities	160	(2,318)	(629)
Net cash (used for) provided by financing activities	(1,796)	(636)	1,379
Effect of exchange rate fluctuations on cash	-	28	27
Net (decrease) increase in cash and equivalents	$ (16)	$ (766)	$ 2,020
Net cash provided by operating activities	$ 1,620	$ 2,160	$ 1,243
Less: Net purchase of property and equipment	(442)	(261)	(308)
Free cash flow	$ 1,178	$ 1,899	$ 935

The following table sets forth our projected minimum fiscal 2005 free cash flow components to accomplish our target to generate minimum free cash flow of $1 billion:

($ in millions)	Projected Fifty-Two Weeks Ending Jan. 28, 2006
Minimum net cash provided by operating activities	$ 1,625
Less: Estimated net purchase of property and equipment	(625)
Free cash flow	$ 1,000

Free cash flow is a non-GAAP measure. We believe free cash flow is an important metric, as it represents a measure of how profitable a company is on a cash basis after the deduction of capital expenses, as most companies require regular capital expenditures to build and maintain stores and purchase new equipment to keep the business growing. We use this metric internally, as we believe our sustained ability to increase free cash flow is an important driver of value creation.

We are committed to maintaining sufficient cash to support the needs of our business and withstand unanticipated business volatility; therefore, we plan to keep $2 billion of unrestricted cash available. We will continue to evaluate and evolve our $2 billion unrestricted cash balance target over time to reflect the changing needs of our business. In addition to the unrestricted cash, we also plan to continue carrying a voluntary restricted cash balance in the near term to self-collateralize the committed bank lines that back our letter of credit issuances. As our credit profile continues to improve, we expect that total restricted cash will decrease.

Cash Flows from Operating Activities

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Net earnings	$ 1,150	$ 1,031	$ 478
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	620	675	706
Other non-cash reconciling adjustments	(28)	180	166
Change in merchandise inventory	(90)	385	(258)
Other changes in operating assets and liabilities	(32)	(111)	151
Net cash provided by operating activities	$ 1,620	$ 2,160	$ 1,243

Net cash provided by operating activities decreased $540 million compared with fiscal 2003. Although there was an improvement in net earnings, there was a larger use of cash in fiscal 2004 related to merchandise inventory and income taxes payable. We ended 2003 with lower inventory levels due to aggressive inventory management. In 2004, we increased our purchases to replenish our inventory to support our increased sales activity. In addition, higher tax payments due to our stronger earnings performance required more cash.

For fiscal 2003, the $917 million increase in net cash provided by operating activities compared with fiscal 2002 was primarily attributable to improvement in our net earnings and a decrease in merchandise inventory.

Although we experienced higher inventory turns, inventory management remains an area of focus. We continue to execute against our strategies to optimize inventory productivity and more tightly manage the receipt and timing of our inventory, while maintaining appropriate in-store merchandise levels and product assortment to support sales growth. Inventory per square foot at January 29, 2005 was $48, a 6 percent increase over fiscal 2003, primarily due to earlier Easter and spring product flow and also missed holiday opportunities. Inventory per square foot at January 31, 2004 was $45, a decrease of 16 percent over fiscal 2002, which reflected our aggressive inventory containment efforts during fiscal 2003. We expect inventory per square foot to be flat at the end of the first quarter of 2005 and to decrease in the low single digits at the end of the second quarter of 2005.

We fund inventory expenditures during normal and peak periods through cash flows from operating activities and available cash. Our business follows a seasonal pattern, peaking over a total of about 13 weeks during the back-to-school and holiday periods. During fiscal 2004 and fiscal 2003, these periods accounted for 32 percent and 33 percent, respectively, of our annual net sales. The seasonality of our operations may lead to significant fluctuations in certain asset and liability accounts between fiscal year-end and subsequent interim periods.

Cash Flows from Investing Activities

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Purchase of property and equipment	$ (442)	$ (261)	$ (308)
Purchase of short term investments	(1,813)	(1,202)	(472)
Maturities of short term investments	2,072	442	159
Restricted cash	337	(1,303)	(20)
Other investing activities, net	6	6	12
Net cash provided by (used for) investing activities	$ 160	$ (2,318)	$ (629)

For fiscal 2004, net cash used for investing activities decreased $2.5 billion compared with fiscal 2003. Maturities of short-term investments reinvested were greater than purchases of new investments in fiscal 2004 compared to the prior year. We also released $337 million of cash required as collateral to our letter of credit agreements (See Note C to Consolidated Financial Statements). For fiscal 2003, net cash used for investing activities increased $1.7 billion compared with fiscal 2002. The increase was primarily driven by the restriction of cash that served as collateral to our committed bank lines supporting our letter of credit agreements as well as an increase in the availability of cash to purchase additional short-term investments due to our improved cash position. The cash has been restricted voluntarily to lower the interest cost of obtaining the committed bank lines.

In fiscal 2004, capital expenditures totaled approximately $442 million. The majority of these expenditures were used for 130 new store locations, store remodels and information technology. Capital expenditures for fiscal 2003 and fiscal 2002 were $261 million and $308 million, respectively. For fiscal 2005, we expect capital expenditures to be about $625 million, primarily for new stores, remodels and information technology infrastructure and projects. We expect to open about 175 new store locations and to close about 135 store locations. New store locations will be weighted toward Old Navy, while Gap stores will account for the majority of locations closed. As a result, we expect net square footage to increase 2 percent for the full year fiscal 2005. We expect to fund these capital expenditures with cash flows from operations and available cash. The breakdown of our fiscal 2005 capital expenditures estimate is outlined in the table below:

($ in millions)	Fifty-Two Weeks Ending Jan. 28, 2006
New stores	$ 225
Existing stores	210
Information technology	135
Headquarters and distribution centers	55
Total capital investments	$ 625

Cash Flows from Financing Activities

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Net issuance of senior convertible notes	$ -	$ -	$ 1,346
Payments of long-term debt	(871)	(668)	-
Issuance of common stock	130	85	120
(Purchase)/Reissuance of treasury stock	(976)	26	33
Cash dividends paid	(79)	(79)	(78)
Other financing activities, net	-	-	(42)
Net cash (used for) provided by financing activities	$ (1,796)	$ (636)	$ 1,379

For fiscal 2004, cash flows used for financing activities increased $1.2 billion compared with fiscal 2003 and increased $2.0 billion in fiscal 2003 compared to fiscal 2002. In fiscal 2004, we repurchased $1.0 billion of common stock and reissued $23.5 million of treasury stock for Employee Stock Purchase Plans. We also received $130 million from the issuance of common and treasury stock. In addition, we repurchased $596 million of domestic notes in the open market, including the early retirement of our 2005 notes and we paid off the remaining outstanding balance of our €227 million 5-year euro bond ($275 million), which was due on September 30, 2004.

The increase in fiscal 2003 compared to fiscal 2002 was primarily due to the net issuance of senior convertible notes in March 2002, offset by payments on our long-term debt during fiscal 2003. In the first quarter of 2003, we repaid a maturing $500 million two-year note. Additionally, in the third quarter of fiscal 2003, we repurchased €23 million ($27 million) of euro bond, and in the fourth quarter of fiscal 2003, we repurchased $141 million of domestic debt in the open market.

Dividend Policy

In determining whether to, and at what level to, declare a dividend, we considered a number of financial factors, including sustainability and financial flexibility, as well as other factors including operating performance and capital resources.

We recently announced our intent to increase our dividends, which had been $0.09 per share per year. We expect to increase our annual dividend to $0.18 per share for fiscal 2005, starting with the dividend approved by the Board of Directors in March 2005. This does not include the previously announced $0.0222 per share dividend payable on February 23, 2005. We believe changes in our dividend policy should be sustainable in the future. While we plan to increase dividends over time, we will balance future increases with the corresponding cash requirements of growing our businesses.

Stock Repurchase Program

On October 7, 2004, we announced a $500 million share repurchase program. On November 4, 2004, we announced an addition of $250 million to the program for an aggregate $750 million. On December 2, 2004, we announced an addition of $250 million to the program for an aggregate $1 billion. As of January 29, 2005, we completed our $1 billion share repurchase program with the purchase of approximately 48 million shares for approximately $1 billion, including commissions, at an average price per share of $20.92.

We will continue to use excess cash to opportunistically repurchase shares at prices we deem attractive. On February 24, 2005, we announced the authorization of a new $1.5 billion repurchase program. Though the authorization for this repurchase program is for 24 months, we expect the majority of repurchases to occur in 2005.

Credit Facility and Debt

The following discussion should be read in conjunction with Note C to the accompanying Consolidated Financial Statements.

On August 30, 2004, we terminated all commitments under our $750 million three-year secured revolving credit facility scheduled to expire in June 2006 (the "old Facility") and replaced the old Facility with a new $750 million five-year unsecured revolving credit facility scheduled to expire in August 2009 (the "new Facility"). The new Facility is available for general corporate purposes, including commercial paper backstop, working capital, trade letters of credit and standby letters of credit. The facility usage fees and fees related to the new Facility fluctuate based on our long-term senior unsecured credit ratings and our leverage ratio.

As of January 29, 2005, we have four letter of credit agreements, which provide an aggregate $900 million in committed letter of credit issuing capacity. Most of our restricted cash collateralizes our committed bank lines that back our letters of credit, which are used to finance our inventory purchases, and we have reduced this amount to more closely reflect ongoing usage. The letter of credit agreements are scheduled to expire in June 2006 and are secured, in the aggregate, by $900 million in cash, which is included in restricted cash on our Consolidated Balance Sheets. As our credit profile improves and we expand the number of vendors we have on open-account, we expect to decrease and eventually eliminate our restricted cash balance.

The new Facility does not contain any restrictions on share repurchases, dividend increases, and debt repurchases. The new Facility contains financial and other covenants, including, but not limited to, limitations on liens and subsidiary debt as well as two financial ratios-a fixed charge coverage ratio and a leverage ratio. The letter of credit agreements contain a fixed charge coverage ratio, which is more lenient than the ratio in the new Facility. A violation of these covenants could result in a default under the new Facility and letter of credit agreements, which would permit the participating banks to restrict our ability to further access the new Facility for letters of credit and advances, terminate our ability to request letters of credit pursuant to the letter of credit agreements and require the immediate repayment of any outstanding advances under the new Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate payment of such obligations. As of January 29, 2005, there were no drawings under the new Facility.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the Consolidated Balance Sheets at the time of merchandise title transfer, although the letters of credit are generally issued prior to this. As of January 29, 2005, we had $779 million in trade letters of credit issued under our letter of credit agreements.

In line with our objective of reducing long-term debt, we repaid $871 million in debt in fiscal 2004. This included early extinguishment of $596 million of our domestic debt and the maturity of €227 million 5-year euro bond ($275 million). We repurchased and extinguished early an aggregate of $180 million in principal amount of our notes due 2005, $91 million in principal amount of our notes due 2007 and $325 million in principal amount of our notes due 2008. We performed a net present value analysis on our outstanding debt and determined that it would be more beneficial to repurchase the debt early even though we incurred $105 million in loss on early retirement of debt due to premiums paid and issuance cost write-off.

During fiscal 2003, we incurred $21 million in loss on early retirement of debt for the repurchase of €23 million of our euro bond ($27 million) and the repurchase of $141 million of domestic debt.

Our note payable, due December 2005 ("2005 notes"), and our note payable, due December 2008 ("2008 notes"), have interest rates that are subject to adjustment if our credit rating is upgraded or downgraded by the rating agencies. As a result of upgrades to our long-term credit ratings in fiscal 2004, the interest rate on the 2008 notes decreased from 10.55 percent as of year-end fiscal 2003 to 10.05 percent as of year-end fiscal 2004. The 2005 notes were fully repaid in fiscal 2004.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes (the "Notes") due March 15, 2009, and received proceeds of $1.35 billion in cash, net of underwriting and other fees. The net proceeds are available for general corporate purposes. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amounts, net of unamortized discount and redemptions. We have an option to redeem the Notes on or after March 20, 2005. The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,940 shares. If converted, these additional shares would reduce our future basic earnings per share. Prior to conversion, the convertible notes are potentially dilutive to our earnings per share at certain earnings levels. The effects of these dilutive securities on our earnings per share are computed using the if-converted method. As of year-end fiscal 2004, the note holders converted $7 million of the Notes into 434,677 shares of common stock.

On March 11, 2005, we called for the full redemption of our outstanding $1.37 billion aggregate in principal of our 5.75 percent senior convertible notes. The redemption will be completed by March 31, 2005. Note holders will have the option to receive cash at a redemption price equal to 102.46 percent of the principal amount of the Note, plus accrued interest excluding the redemption date, for a total of approximately $1,027 per $1,000 principal amount of Notes. Alternatively, note holders may elect to convert their Notes into approximately 62.03 shares of Gap Inc. common stock per $1,000 principal amount, at a conversion price equal to $16.12 per share. The Notes, if fully converted, would be converted into 85,173,263 shares of Gap Inc. common stock. Cash will be paid in lieu of fractional shares. The right to convert the Notes into shares of Gap Inc. common stock will expire at 5:00 p.m. Eastern Standard Time on March 30, 2005. Subsequent to that time, no further conversions of the Notes can be made. We expect nearly all our Notes to convert to equity, with minimal cash required to retire these Notes.

Our access to the capital markets and interest expense on future financings are dependent on our senior unsecured debt rating.

On February 10, 2005, Standard & Poor's upgraded our senior unsecured debt rating to investment grade, BBB- from BB+, with a stable outlook. As a result of the current upgrade by Standard & Poor's, the interest rate payable on the 2008 notes will decrease by 25 basis points to 9.8 percent per annum as of June 15, 2005.

On January 21, 2005, Moody's placed our long-term debt ratings on review for possible upgrade to investment grade. During fiscal 2004, Moody's upgraded our senior unsecured debt rating from Ba3 to Ba1. As a result of the two notch upgrades by Moody's, the interest rate payable on the 2008 notes decreased by 50 basis points to 10.05 percent per annum as of December 15, 2004.

Contractual Cash Obligations and Commercial Commitments

The following table sets forth a summary of our contractual cash obligations as of January 29, 2005. These obligations impact our short and long-term liquidity and capital resource needs. Certain of these contractual obligations are reflected in the Consolidated Balance Sheets, while others are disclosed as future obligations.

($ in millions)	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Amounts reflected in Consolidated Balance Sheets:					
Long-term debt (a)	$ -	$ 325	$ 188	$ -	$ 513
Senior convertible notes (b)	-	-	1,373	-	1,373
Accrued interest on long-term debt and senior convertible notes	41	-	-	-	41
Other cash obligations not reflected in Consolidated Balance Sheets:					
Operating leases	945	1,512	1,107	1,767	5,331
Unconditional purchase obligations (c)	2,897	30	7	20	2,954
Interest on long-term debt and senior convertible notes (d)	77	233	135	-	445
Total contractual cash obligations	$ 3,960	$ 2,100	$ 2,810	$ 1,787	$ 10,657

(a) Represents principal maturities, net of unamortized discount, excluding interest. See Note C to the accompanying Consolidated Financial Statements.
(b) On March 11, 2005 we called for the full redemption of our senior convertible notes, which we expect to be completed by March 31, 2005.
(c) Represents legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements.
(d) Represents interest due on debt and does not assume early debt repurchases or conversion of the senior convertible notes, both of which will reduce the interest payments projected above.

Amounts Reflected in Consolidated Balance Sheets

We have other commercial commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including standby letters of credit, surety bonds and bank guarantees. Amounts outstanding at January 29, 2005 relating to our standby letters of credit, surety bonds and bank guarantees were $71 million (of which $31 million was issued under the revolving credit facility lines), $28 million and $4 million, respectively.

We have other long-term liabilities reflected in the Consolidated Balance Sheets, including deferred income taxes. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2005 that are included in current liabilities.

Other Cash Obligations Not Reflected in Consolidated Balance Sheets

Commitments for operating leases represent future minimum lease payments under non-cancelable leases. In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in the Consolidated Balance Sheets; however, the minimum lease payments related to these leases are disclosed in Note E to the accompanying Consolidated Financial Statements.

We have applied the measurement and disclosure provisions of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others," to our agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of January 29, 2005, we did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, we are a party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts we may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined.

Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

As party to a reinsurance pool for workers' compensation, general liability and automobile liability, we have guarantees with a maximum exposure of $84 million, of which $18 million has already been cash collateralized. We are currently in the process of winding down our participation in the reinsurance pool. Our maximum exposure and cash collateralized balance are expected to decrease in the future as our participation in the reinsurance pool diminishes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

Our significant accounting policies can be found in the Notes to the Consolidated Financial Statements. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit and Finance Committee of our Board of Directors.

Inventory Valuation Method

Inventory is valued using the cost method, which values inventory at the lower of the actual cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced when the decision to mark down below cost is made. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The change in shortage expense as a percentage of cost of goods sold was an improvement of 0.2 percentage points, 1.4 percentage points and 0.1 percentage points for fiscal 2004, 2003 and 2002, respectively. We experienced favorable shortage results from annual inventory counts completed during fiscal 2004 as we improved our loss prevention monitoring methods in the stores.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. Any reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

We review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Events that result in an impairment review include decisions to close a store, headquarter facility or distribution center, or a significant decrease in the operating performance of the long-lived asset. For our store assets that are identified as potentially being impaired, if the undiscounted future cash flows of the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset's fair value. The fair value of the store's long-lived assets is estimated using the discounted future cash flows of the assets based upon a rate that approximates our weighted-average cost of capital. For long-lived assets related to our distribution centers or headquarter facilities, we compare the asset's carrying value to quoted market prices in active markets, if available, or we estimate fair value based upon the best information available in the circumstances, including prices for similar assets or asset groups. We recorded a charge for the impairment of store assets of $5.4 million, $22.6 million and $39.9 million during fiscal 2004, 2003 and 2002, respectively. Our estimate of future cash flows is based upon our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

The decisions to close or sublease a store, distribution center or headquarter facility space can also result in accelerated depreciation over the revised estimated useful life of the long-lived assets. For store, distribution center or headquarter facility space that is under long-term lease and which we no longer use or intend to use, we record a charge at the earlier of the contract termination date or the cease of use date. The charge is for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate. Most store closures occur upon the lease expiration.

Our sublease loss reserve is sensitive to the level of sublease rent anticipated and the timing of sublease commencement. A 10 percent reduction in our sublease rate would have resulted in an additional $4.8 million of charges as of the end of fiscal 2004. A one-year delay in sublease commencement would have resulted in an additional $6.3 million charge as of the end of fiscal 2004. Additional reserves would also be required based on current market conditions, if management decides to sublease additional space based on changes in future needs.

Insurance/Self-insurance

We use a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits, a portion of which is paid by our employees. Liabilities associated with these risks are estimated based on actuarially determined amounts, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses concerning our liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

Revenue Recognition

We recognize revenue and the related cost of goods sold (including shipping costs) at the time the products are received by the customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB 104, "Revenue Recognition." Revenue is recognized for store sales at the point at which the customer receives and pays for the merchandise at the register with either cash or credit card. For online sales, revenue is recognized at the time the customer receives the product. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Customers typically receive goods within a few days of shipment. Such amounts were immaterial as of January 29, 2005, January 31, 2004 and February 1, 2003. Amounts related to shipping and handling billed to customers are reflected in net sales and the related costs are reflected in cost of goods sold and occupancy expenses. Allowances for estimated returns are recorded at the estimated gross profit for store sales, as well as online sales, based upon our historical return patterns that management believes to be reasonable.

Gift Card/Gift Certificate Revenue Recognition

Upon the purchase of a gift card or issuance of a gift certificate, a liability is established for the cash value of the gift card/certificate. Revenue from gift card and gift certificate sales are recognized at the time of redemption. The liability remains on the books until the earlier of redemption, escheatment or 60 months. After 60 months, the remaining portion of the liability is relieved and recognized as other income. It is our historical experience that the likelihood of redemption after 60 months is remote. The liability for gift cards and gift certificates is recorded in accounts payable on the Consolidated Balance Sheets.

Income Taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any point in time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our deferred tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance.

Contingent Liabilities

As a multinational company, we are subject to various proceedings, lawsuits, disputes and claims ("Actions") arising in the ordinary course of our business. Many of these Actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, intellectual property, customer, and labor and employment related claims, including class action lawsuits in which plaintiffs allege that we violated federal and state wage and hour and other laws. The plaintiffs in some Actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. If the outcome of an action is expected to result in a loss that is considered probable and reasonably estimable, we will record a loss reserve.

RECENT ACCOUNTING PRONOUNCEMENTS

During January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 (hereafter referred to as "FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have any impact on our results of operations or financial position, as we do not have any variable interest entities.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that these items be recognized as current period charges. SFAS 151 applies only to inventory costs incurred during periods beginning after the effective date and also requires that the allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. SFAS 151 is effective for the reporting period beginning December 1, 2005. The adoption of SFAS 151 will not have a material impact on our results of operations or financial position.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment," which is effective for reporting periods beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. We will adopt SFAS 123(R) in the required period and apply the standard using the modified prospective method, which requires compensation expense to be recorded for new and modified awards. For any unvested portion of previously issued and outstanding awards, compensation expense is required to be recorded based on the previously disclosed SFAS 123 methodology and amounts. Prior periods presented are not required to be restated. We are still assessing the impact on our results of operations and financial position upon the adoption of SFAS 123(R).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all forecasted merchandise purchases for foreign operations using foreign exchange forward contracts. We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany loans and balances denominated in currencies other than the functional currency of the entity holding or issuing the intercompany loan or balance. These contracts are entered into with large, reputable financial institutions, thereby minimizing the credit exposure from our counter-parties. The principal currencies hedged during fiscal 2004 were the Euro, British pound, Japanese yen, and Canadian dollar. Our use of derivative financial instruments represents risk management; we do not use derivative financial instruments for trading purposes. Additional information is presented in the Notes to Consolidated Financial Statements (Note G).

A change this year in the presentation format for the foreign exchange market risk disclosure was made to simplify and enhance the information presented. The move from a tabular presentation to a sensitivity analysis allows visibility to the foreign currency exposures of our derivative financial instruments, net of the underlying exposures, given adverse foreign currency movements.

We have performed a sensitivity analysis as of January 29, 2005 and January 31, 2004, based on a model that measures the change in fair values of our derivative financial instruments arising from a hypothetical 10 percent adverse change in the level of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all foreign exchange derivative financial instruments offset by the underlying exposures. The foreign currency exchange rates used in the model were based on the spot rates in effect at January 29, 2005 and January 31, 2004. The sensitivity analysis indicated that a hypothetical 10 percent adverse movement in foreign currency exchange rates would have had an unfavorable impact on the fair values of our foreign exchange derivative financial instruments, net of the underlying exposures, of $23 million at January 29, 2005 and $31 million at January 31, 2004.

Periodically, we hedge the net assets of certain international subsidiaries to offset the translation and economic exposures related to our investments in these subsidiaries. The change in fair value of the hedging instrument is reported in accumulated other comprehensive earnings (loss) within shareholders' equity to offset the foreign currency translation adjustments on the investments.

In addition, we used a cross-currency interest rate swap to swap the interest and principal payable of $50 million debt securities of our Japanese subsidiary, Gap (Japan) KK, from a fixed interest rate of 6.25 percent, payable in U.S. dollars, to 6.1 billion Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded on the Consolidated Balance Sheets at their issuance amount, net of unamortized discount. The derivative instruments are recorded in the Consolidated Balance Sheets at their fair value as of January 29, 2005.

We have limited exposure to interest rate fluctuations on our borrowings. The interest on our long-term debt is set at a fixed coupon, with the exception of the interest rates payable by us on our outstanding $500 million notes due December 2008, of which only $138 million remains outstanding, which are subject to change based on our long-term senior secured credit ratings. The interest rates earned on our cash and equivalents will fluctuate in line with short-term interest rates.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received proceeds of $1.35 billion in cash, net of underwriting and other fees. The net proceeds are available for general corporate purposes. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of unamortized discount and redemptions. We have an option to redeem the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,940 shares. If converted, these additional shares would reduce our future basic earnings per share. Prior to conversion, the convertible notes are potentially dilutive to our earnings per share at certain earnings levels. The effects of these dilutive securities on our earnings per share are computed using the if-converted method. As of year-end fiscal 2004, the bondholders converted $7 million of the notes into 434,677 shares of common stock. On March 11, 2005, we called for the full redemption of these notes.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the "2005 notes"), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.80 percent, due December 15, 2008 (the "2008 notes"). Interest on the notes of each series is payable semi-annually. As a result of downgrades to our long-term credit ratings, the interest rate payable by us on the 2005 notes had increased by 175 basis points to 9.90 percent per annum prior to their repurchase during fiscal 2004 and the interest rate payable by us on the 2008 notes had increased by 175 basis points to 10.55 percent as of year-end fiscal 2003. As a result of subsequent upgrades to our long-term credit ratings in fiscal 2004, the interest payable by us on the 2008 notes decreased 50 basis points to 10.05 percent per annum as of the end of fiscal 2004 and will decrease 25 basis points to 9.80 percent per annum at June 15, 2005. We have fully retired the 2005 notes. We repurchased $37.6 million and $325 million of the 2008 notes during fiscal 2003 and fiscal 2004, respectively. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount.

During fiscal 1999, our Netherlands subsidiary, Gap International B.V., issued debt securities in the aggregate principal amount of 250 million Euro, equivalent to $262 million at issuance, with a fixed interest rate of 5.00 percent, due September 30, 2004. Interest on these debt securities is payable annually. In September 2004, we repaid the debt.

During fiscal 1997, we issued $500 million aggregate principal amount of debt securities, due September 15, 2007, with a fixed interest rate of 6.90 percent. Interest on these debt securities is payable semi-annually. We repurchased $83 million and $91 million of these debt securities during fiscal 2003 and fiscal 2004, respectively. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount.

	Jan. 29, 2005		Jan. 31, 2004	
($ in millions)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value
Notes payable, due 2004	$ -	$ -	$ 283	$ 286
Notes payable, due 2005	-	-	180	202
Notes payable, due 2007	325	348	415	457
Notes payable, due 2008	138	167	462	569
Notes payable, due 2009	50	53	50	53
Total long-term debt, including current maturities	513	568	1,390	1,567
Senior convertible notes payable, due 2009	1,373	1,833	1,380	1,799
Total long-term debt and senior convertible notes, including current maturities	$ 1,886	$ 2,401	$ 2,770	$ 3,366

(a) Based on the carrying amount multiplied by the market price of the note as of January 28, 2005.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards established by the Public Company Accounting Oversight Board ("PCAOB").

The Board of Directors of the Company has an Audit and Finance Committee composed of three independent Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Our system of internal control is evaluated on a cost benefit basis and is designed to provide reasonable, not absolute assurance that reported financial information is materially accurate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO"). Based on this evaluation, our management concluded that the Company's internal control over financial reporting was effective as of January 29, 2005.

In reaching its conclusion that the internal control over financial reporting was effective as of January 29, 2005, management carefully considered the facts and circumstances surrounding the restatement of the Company's previously issued financial statements.

During fiscal 2003, we reassessed our accounting policy that classified a portion of our lease incentives as a reduction of leasehold improvements. Effective February 1, 2004, we prospectively changed our accounting policy to treat lease incentives received as deferred lease incentives. The controls related to the application of this new policy were evaluated and deemed to be operating effectively as of January 29, 2005. We corrected the prior year financial statements in conjunction with the restatement.

A control deficiency in monitoring compliance with generally accepted accounting principles in the area of accounting for operating leases with scheduled rent increases was detected during our assessment process that resulted in cumulative, non-cash adjustments that would have been material to the financial performance of fiscal 2004. As a result, management decided to restate previously issued financial statements to provide transparency as to the effect of the correction on the prior period results, and enhance the comparability of the prior financial information.

The impact of this correction on the periods subject to restatement was immaterial. Substantially all of the adjustment related to periods prior to fiscal 2002, and the correcting cumulative adjustment was also immaterial to shareholders' equity as of February 2, 2002. As a result, management concluded that this control deficiency was not a material weakness.

Management's assessment of the effectiveness of internal control over financial reporting as of January 29, 2005 was audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 2005. We have also audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting", that the Company maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gap, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note B, the accompanying fiscal 2003 and 2002 consolidated financial statements have been restated.

Deloitte & Touche LLP

San Francisco, California
March 25, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions except share and per share amounts)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004 (as restated, see Note B)	52 Weeks Ended Feb. 1, 2003 (as restated, see Note B)
Net sales	$ 16,267	$ 15,854	$ 14,455
Cost of goods sold and occupancy expenses	9,886	9,885	9,541
Gross Profit	6,381	5,969	4,914
Operating expenses	4,296	4,068	3,901
Loss on early retirement of debt	105	21	–
Interest expense	167	234	249
Interest income	(59)	(38)	(37)
Earnings before income taxes	1,872	1,684	801
Income taxes	722	653	323
Net earnings	$ 1,150	$ 1,031	$ 478
Weighted-average number of shares—basic	893,356,815	892,554,538	875,545,551
Weighted-average number of shares—diluted	991,121,573	988,177,828	881,477,888
Earnings per share—basic	$ 1.29	$ 1.15	$ 0.55
Earnings per share—diluted	1.21	1.09	0.54

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

($ in millions except share amounts and par value)	Jan. 29, 2005	Jan. 31, 2004 (as restated, see Note B)
Assets		
Current Assets		
Cash and equivalents	$ 2,245	$ 2,261
Short term investments	817	1,073
Restricted cash	1,015	1,351
Cash and equivalents, short term investments and restricted cash	4,077	4,685
Merchandise inventory	1,814	1,704
Other current assets	413	314
Total current assets	6,304	6,703
Property and Equipment, net of accumulated depreciation of $3,793 and $3,789	3,376	3,626
Other assets	368	384
Total assets	$ 10,048	$ 10,713
Liabilities and Shareholders' Equity		
Current Liabilities		
Current maturities of long-term debt	$ -	$ 283
Accounts payable	1,240	1,178
Accrued expenses and other current liabilities	924	906
Income taxes payable	78	180
Total current liabilities	2,242	2,547
Long-Term Liabilities		
Long-term debt	513	1,107
Senior convertible notes	1,373	1,380
Lease incentives and other liabilities	984	1,031
Total long-term liabilities	2,870	3,518
Shareholders' Equity		
Common stock $.05 par value		
Authorized 2,300,000,000 shares; issued 985,738,382		
and 976,154,229 shares; outstanding 860,559,077		
and 897,202,485 shares	49	49
Additional paid-in capital	904	732
Retained earnings	7,181	6,110
Accumulated other comprehensive earnings	48	27
Deferred compensation	(8)	(9)
Treasury stock, at cost	(3,238)	(2,261)
Total shareholders' equity	4,936	4,648
Total liabilities and shareholders' equity	$ 10,048	$ 10,713

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004 (as restated, see Note B)	52 Weeks Ended Feb. 1, 2003 (as restated, see Note B)
Cash Flows from Operating Activities			
Net earnings	$ 1,150	$ 1,031	$ 478
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	620	675	706
Tax benefit from exercise of stock options and vesting of restricted stock	31	7	44
Deferred income taxes	(80)	101	5
Loss on disposal and other non-cash items affecting net earnings	21	72	117
Change in operating assets and liabilities:			
Merchandise inventory	(90)	385	(258)
Other assets	(18)	5	33
Accounts payable	42	(10)	(47)
Accrued expenses and other liabilites	(3)	(42)	55
Income taxes payable	(112)	(38)	108
Lease incentives and other liabilities	59	(26)	2
Net cash provided by operating activities	1,620	2,160	1,243
Cash Flows from Investing Activities			
Purchase of property and equipment	(442)	(261)	(308)
Proceeds from sale of property and equipment	–	1	9
Purchase of short term investments	(1,813)	(1,202)	(472)
Maturities and sales of short term investments	2,072	442	159
Restricted cash	337	(1,303)	(20)
Net decrease in other assets	6	5	3
Net cash provided by (used for) investing activities	160	(2,318)	(629)
Cash Flows from Financing Activities			
Net decrease in notes payable	–	–	(42)
Net issuance of senior convertible notes	–	–	1,346
Payments of long-term debt	(871)	(668)	–
Issuance of common stock	130	85	120
(Purchase)/Reissuance of treasury stock	(976)	26	33
Cash dividends paid	(79)	(79)	(78)
Net cash (used for) provided by financing activities	(1,796)	(636)	1,379
Effect of exchange rate fluctuations on cash	–	28	27
Net (decrease) increase in cash and equivalents	(16)	(766)	2,020
Cash and equivalents at beginning of year	2,261	3,027	1,007
Cash and equivalents at end of year	$ 2,245	$ 2,261	$ 3,027

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions except share and per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital
Balance at February 2, 2002 (as previously reported)	948,597,949	$ 47	$ 461
Prior period adjustment (See Note B)			
Balance at February 2, 2002 (as restated, see Note B)	948,597,949	$ 47	$ 461
Issuance of common stock pursuant to stock option plans	19,488,004	1	142
Net cancellations of common stock pursuant to management incentive restricted stock plans	(75,500)		(2)
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			44
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($10)			
Reclassification of amounts to net earnings, net of tax ($2)			
Amortization of restricted stock and discounted stock options			
Reissuance of treasury stock			(7)
Net earnings			
Cash dividends ($.09 per share)			
Balance at February 1, 2003 (as restated, See Note B)	968,010,453	$ 48	$ 638
Issuance of common stock pursuant to stock option plans	8,143,466	1	89
Conversion of convertible debt	310		
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			7
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($19)			
Reclassification of amounts to net earnings, net of tax ($10)			
Amortization of restricted stock and discounted stock options			
Reissuance of treasury stock			(2)
Net earnings			
Cash dividends ($.09 per share)			
Balance at January 31, 2004 (as restated, See Note B)	976,154,229	$ 49	$ 732
Issuance of common stock pursuant to stock option plans	9,149,786		129
Conversion of convertible debt	434,367		7
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			31
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($21)			
Reclassification of amounts to net earnings, net of tax ($16)			
Amortization of restricted stock and discounted stock options			
Repurchase of common stock			
Reissuance of treasury stock			5
Net earnings			
Cash dividends ($.09 per share)			
Balance at January 29, 2005	985,738,382	$ 49	$ 904

See Notes to Consolidated Financial Statements

Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Deferred Compensation	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Earnings (Loss)
$ 4,891	$ (62)	$ (7)	(82,871,059)	$ (2,321)	$ 3,009	$ (34)
(133)	4				(129)	(15)
$ 4,758	$ (58)	$ (7)	(82,871,059)	$ (2,321)	$ 2,880	$ (49)
		(14)			129	
		1			(1)	
					44	
	55				55	$ 55
	(12)				(12)	(12)
	(2)				(2)	
		7			7	
			2,183,313	33	26	
478					478	478
(78)					(78)	
$ 5,158	$ (17)	$ (13)	(80,687,746)	$ (2,288)	$ 3,526	$ 521
		(2)			88	
					7	
	59				59	$ 59
	(30)				(30)	(30)
	15				15	
		6			6	
			1,736,002	27	25	
1,031					1,031	1,031
(79)					(79)	
$ 6,110	$ 27	$ (9)	(78,951,744)	$ (2,261)	$ 4,648	$ 1,060
		(4)			125	
					7	
					31	
	29				29	$ 29
	(33)				(33)	(33)
	25				25	
		5			5	
			(47,792,200)	(1,000)	(1,000)	
			1,564,639	23	28	
1,150					1,150	1,150
(79)					(79)	
$ 7,181	$ 48	$ (8)	(125,179,305)	$ (3,238)	$ 4,936	$ 1,146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the 52 Weeks Ended January 29, 2005 (Fiscal 2004), January 31, 2004 as restated (Fiscal 2003), and February 1, 2003 as restated (Fiscal 2002).

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gap Inc. (the "Company," "we," "our"), a Delaware Corporation, is a global specialty retailer selling casual apparel, accessories and personal care products for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Our principal markets consist of the United States, Canada, Europe and Japan, with the United States being the most significant. We sell our products through traditional retail stores, Outlet and online stores.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. The resulting translation adjustments are included in accumulated other comprehensive earnings (loss) in the Consolidated Statements of Shareholders' Equity.

Fiscal Year

Our fiscal year is a 52-or 53-week period ending on the Saturday closest to January 31. Fiscal years 2004, 2003 and 2002 all consisted of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from the prior periods have been reclassified to conform to the current period presentation. These reclassifications had no effect on net earnings, as previously reported.

Cash and Equivalents

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities up to three months or less. Outstanding checks classified in accounts payable on the Consolidated Balance Sheets totaled $70 million and $115 million as of the end of fiscal 2004 and 2003, respectively.

Short-term Investments

We have short-term investments, which generally have maturities of more than three months and less than one year from the date of purchase. Our short-term investments are classified as held to maturity based on our positive intent and ability to hold the securities to maturity. Primarily all securities held are U.S. federal agency securities and bank certificates of deposit and are stated at amortized cost, which approximates fair market value. Income related to these securities is reported as a component of interest income. At January 29, 2005, we had $782 million in U.S. federal agency securities and $35 million invested in bank certificates of deposit. At January 31, 2004, we had $1 billion in U.S. federal agency securities and $35 million invested in bank certificates of deposit.

The following table summarizes our marketable securities, which are recorded as cash and equivalents on the Consolidated Balance Sheets, and our short-term investments:

January 29, 2005 ($ in millions)	Cost Basis	Accrued Interest	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Marketable Securities	Short-term Investments
Original maturity less than 91 days								
Money market investments	$ 1,102	$ -	$ 1,102	$ -	$ -	$ 1,102	$ 1,102	$ -
Commercial paper	326	-	326	-	-	326	326	-
Certificates of deposit	65	-	65	-	-	65	65	-
Agency discount notes	423	-	423	-	-	423	423	-
Original maturity greater than 91 days								
Certificates of deposit	35	-	35	-	-	35	-	35
Agency discount notes	779	3	782	-	-	782	-	782
	$ 2,730	$ 3	$ 2,733	$ -	$ -	$ 2,733	$ 1,916	$ 817

Restricted Cash

Restricted cash primarily represents cash that serves as collateral to our committed bank lines that back our letter of credit agreements and other cash that is restricted from withdrawal for use. As of January 29, 2005, restricted cash represents the restriction of $1.0 billion, of which $900 million serves as collateral for our committed bank lines that back our letter of credit agreements, which are used to finance our inventory purchases, and the remainder is primarily restricted for insurance purposes. Restricted cash classified in current assets on the Consolidated Balance Sheets totaled $1.4 billion as of the end of fiscal 2003.

Hedging Instruments

We apply Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes the accounting and reporting standards for derivative instruments and hedging activities. We recognize all derivative instruments as either other current assets or accrued expenses and other current liabilities in our Consolidated Balance Sheets and measure those instruments at fair value.

Merchandise Inventory

Inventory is valued using the cost method, which values inventory at the lower of the actual cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced when the decision to mark down below cost is made. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Property and Equipment

Property and equipment are stated at cost. We identify our property and equipment in the following categories:

($ in millions)	Jan. 29, 2005	Jan. 31, 2004
Leasehold improvements	$ 2,636	$ 2,660
Furniture and equipment	2,847	3,229
Software	417	362
Land and buildings	1,038	1,033
Construction-in-progress	231	131
Property and equipment, gross	7,169	7,415
Accumulated depreciation and amortization	(3,793)	(3,789)
Property and equipment, net	$ 3,376	$ 3,626

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Category	Term
Leasehold improvements	Shorter of lease term or economic life, ranging from 5 to 15 years
Furniture and equipment	Up to 10 years
Software	3 to 7 years
Buildings	39 years

The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net earnings. Maintenance and repairs are charged to expenses as incurred.

During fiscal 2004, we recorded entries to remove $375 million of substantially depreciated assets that were no longer in service. This asset adjustment resulted from a recent physical inventory of certain non-store fixed assets. This adjustment had no material net impact to the Consolidated Balance Sheet and had no impact on cash flows from investing activities. We recorded $9 million in operating expense on the Consolidated Statement of Operations during fiscal 2004 in connection with this physical inventory.

Interest costs related to assets under construction are capitalized during the construction period. Interest of $10 million, $9 million and $11 million was capitalized in fiscal 2004, 2003 and 2002, respectively.

Lease Rights and Key Money

Lease rights are costs incurred to acquire the right to lease a specific property. A majority of our lease rights are related to premiums paid to landlords. Lease rights are recorded at cost and are amortized over the estimated useful term of the respective leases. The gross carrying value and accumulated amortization of lease rights was $114 million and $68 million, respectively, as of January 29, 2005, and $120 million and $63 million, respectively, as of January 31, 2004. Lease rights amortization was $8.8 million, $8.9 million and $9.4 million in fiscal 2004, 2003 and 2002, respectively.

Key money is the amount of funds paid to a landlord or tenant to acquire the rights of tenancy under a commercial property lease for a property located in France. Key money represents the "right to lease" with an automatic right of renewal. This right can be subsequently sold by us or can be recovered should the landlord refuse to allow the automatic right of renewal to be exercised. Key money is considered an indefinite life intangible asset that is not amortized. We have key money with a net carrying amount of $54 million as of January 29, 2005 and $52 million as of January 31, 2004.

Lease rights and key money are included in other assets on the Consolidated Balance Sheets.

Rent Expense

Minimum rental expenses are recognized over the term of the lease. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred lease credits. We also receive tenant allowances, which are reflected in lease incentives and other liabilities on the Consolidated Balance Sheets and are amortized as a reduction to rent expense in the Statement of Operations over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years.

We review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Events that result in an impairment review include decisions to close a store, headquarter facility or distribution center, or a significant decrease in the operating performance of the long-lived asset. For our store assets that are identified as potentially being impaired, if the undiscounted future cash flows of the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset's fair value. The fair value of the store's long-lived assets is estimated using the discounted future cash flows of the assets based upon a rate that approximates our weighted-average cost of capital. For long-lived assets related to our distribution centers or headquarter facilities, we compare the asset's carrying value to quoted market prices in active markets, if available, or we estimate fair value based upon the best information available in the circumstances, including prices for similar assets or asset groups. Our estimate of future cash flows is based upon our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

The decision to close or sublease a store, distribution center or headquarter facility space can also result in accelerated depreciation over the revised estimated useful life of the long-lived assets. For store, distribution center or headquarter facility space that is under long-term lease and which we no longer use or intend to use, we record a charge at the earlier of the contract termination date or the cease of use date. The charge is for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate. Most store closures occur upon the lease expiration.

Accrued Liabilities

Accrued liabilities consist of payroll and related benefits, deferred rent liability and other current liabilities. Accrued payroll and benefits was $123 million at January 29, 2005 and $118 million at January 31, 2004.

Contingent Liabilities

As a multinational company, we are subject to various proceedings, lawsuits, disputes and claims ("Actions") arising in the ordinary course of our business. Many of these Actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, intellectual property, customer, and labor and employment related claims, including class action lawsuits in which plaintiffs allege that we violated federal and state wage and hour and other laws. The plaintiffs in some Actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. If the outcome of an action is expected to result in a loss that is considered probable and reasonably estimable, we will record a loss reserve.

Insurance/Self-Insurance

We use a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits, a portion of which is paid by our employees. Liabilities associated with these risks are estimated based on actuarially determined amounts, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Comprehensive Earnings (Loss)

Our comprehensive earnings (loss) is comprised of net earnings, adjustment for foreign currency translation, and adjustment for fluctuations in fair market value of financial instruments related to foreign currency hedging activities, net of tax.

Foreign Currency Translation

Our international subsidiaries use local currencies as the functional currency and translate their assets and liabilities at the current rate of exchange in effect at the balance sheet date. Revenue and expenses from these operations are translated using the monthly average exchange rates in effect for the period in which the items occur. The resulting gains and losses from translation are included as accumulated other comprehensive earnings (loss) in the Consolidated Statements of Shareholders' Equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the Consolidated Statements of Operations. Cumulative currency translation adjustments in accumulated other comprehensive earnings (loss) were $79 million, $50 million and ($9) million at January 29, 2005, January 31, 2004 and February 1, 2003, respectively.

Treasury Stock

We account for treasury stock under the cost method and include treasury stock as a component in the Consolidated Statement of Shareholders' Equity.

Revenue Recognition

We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by the customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB 104, "Revenue Recognition." Revenue is recognized for store sales at the point at which the customer receives and pays for the merchandise at the register with either cash or credit card. For online sales, revenue is recognized at the time the customer receives the product. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Customers typically receive goods within a few days of shipment. Such amounts were immaterial as of January 29, 2005, January 31, 2004 and February 1, 2003. Amounts related to shipping and handling billed to customers are reflected in net sales and the related costs are reflected in cost of goods sold and occupancy expenses. Allowances for estimated returns are recorded at the estimated gross profit for store sales, as well as online sales, based upon our historical return patterns that management believes to be reasonable. Sales return allowances are recorded in accrued expenses and other current liabilities on the Consolidated Balance Sheets. A summary of activity in the sales return allowance account is as follows:

($ in millions)	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Balance at beginning of year	$ 19	$ 15	$ 13
Additions	714	633	540
Returns	(714)	(629)	(538)
Balance at end of year	$ 19	$ 19	$ 15

Gift Card/Gift Certificate Revenue Recognition

Upon the purchase of a gift card or issuance of a gift certificate, a liability is established for the cash value of the gift card/certificate. Revenue from gift card and gift certificate sales are recognized at the time of redemption. The liability remains on the books until the earlier of redemption, escheatment or 60 months. After 60 months, the remaining portion of the liability is relieved and recognized as other income. It is our historical experience that the likelihood of redemption after 60 months is remote. The liability for gift cards and gift certificates is recorded in accounts payable on the Consolidated Balance Sheets and was $363 million at January 29, 2005 and $309 million at January 31, 2004.

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses include the cost of merchandise, inventory shortage and valuation adjustments, inbound freight charges, purchasing and receiving costs, certain payroll costs associated with our sourcing operations, inspection costs, warehousing costs, rent, occupancy and depreciation for our stores and distribution centers.

Operating Expenses

Operating expenses include payroll and related benefits (for our stores, distribution network and corporate functions), advertising, and general and administrative expenses. Costs to design and develop our products, pre-opening expenses related to new store openings (not including rent, occupancy and depreciation), and the costs of maintenance and minor enhancement are expensed as incurred.

Advertising

Costs associated with the production of advertising, such as writing, copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Advertising costs were $528 million, $509 million and $496 million in fiscal 2004, 2003 and 2002, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based Awards

We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, when the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Consolidated Statements of Operations. Performance units and discounted stock option awards, which are granted at less than fair market value, result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of shareholders' equity and is amortized to operating expenses over the vesting period of the stock award. We amortize deferred compensation for each vesting layer of a stock award using the straight-line method.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure of Amendment of FASB Statement No. 123" and Statement of Financial Accounting Standards No. 123 ("SFAS 123") require the disclosure of pro forma net earnings per share as if we had adopted the fair value method. Under SFAS 123, the fair value of stock based compensation is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected life, which affect the calculated values.

The following table illustrates the effect on net earnings and earnings per share had we applied the fair value provisions of SFAS 123:

	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Net earnings ($ in millions)			
As reported	$ 1,150	$ 1,031	$ 478
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	3	1	4
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(80)	(53)	(42)
Pro forma net earnings	$ 1,073	$ 979	$ 440
Earnings per share			
As reported— basic	$ 1.29	$ 1.15	$ 0.55
Pro forma— basic	1.20	1.10	0.50
As reported— diluted	1.21	1.09	0.54
Pro forma— diluted	1.13	1.03	0.50

Recent Accounting Pronouncements

During January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 (hereafter referred to as "FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have any impact on our results of operations or financial position, as we do not have any variable interest entities.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that these items be recognized as current period charges. SFAS 151 applies only to inventory costs incurred during periods beginning after the effective date and also requires that the allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. SFAS 151 is effective for the reporting period beginning December 1, 2005. The adoption of SFAS 151 will not have a material impact on our results of operations or financial position.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment," which is effective for reporting periods beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. We will adopt SFAS 123(R) in the required period and apply the standard using the modified prospective method, which requires compensation expense to be recorded for new and modified awards. For any unvested portion of previously issued and outstanding awards, compensation expense is required to be recorded based on the previously disclosed SFAS 123 methodology and amounts. Prior periods presented are not required to be restated. We are still assessing the impact on our results of operations and financial position upon the adoption of SFAS 123(R).

NOTE B: RESTATEMENT OF FINANCIAL STATEMENTS

In light of a recent SEC clarification on lease accounting, we re-evaluated our lease accounting practices and have corrected the way we account for our leases, specifically the accounting for operating leases with scheduled rent and tenant allowances.

Under the requirements of FASB Technical Bulletin 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, we had determined that the term of the lease begins on the commencement date of the lease, which generally coincides with the store opening date, instead of at the time we take physical possession of the property to start construction on leasehold improvements. This had the effect of excluding the construction period of the stores from the calculation of the period over which rent is expensed. We have restated our previously reported financial statements to correct our accounting for scheduled rent increases.

In addition, under FASB Technical Bulletin 88-1, "Issues Relating to Accounting for Leases," lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by us should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. We had previously classified a portion of tenant allowances as a reduction to store build out costs instead of as a deferred lease credit on the consolidated balance sheet to reflect construction costs incurred on behalf of the landlord. As a result, we also amortized the deferred lease credit over the asset life instead of over the lease term and reflected the amortization as a reduction to depreciation expense instead of as a reduction to rent expense. We reassessed this accounting policy in 2003 and effective February 1, 2004, have prospectively changed our accounting policy to treat lease incentives received as deferred lease incentives. We have also corrected the prior years Consolidated Financial Statements to properly account for tenant allowances.

The restatement primarily resulted in a decrease to retained earnings of $131.7 million as of February 2, 2002 and an increase in net earnings of $0.6 million and $0.3 million in fiscal 2003 and 2002, respectively. The majority of the adjustments relate to periods prior to fiscal year 2002.

In addition, we have restated our fiscal 2003 and 2002 Consolidated Statements of Cash Flows to reflect restricted cash balances as an investing activity rather than a financing activity to be consistent with the presentation in fiscal 2004.

The following is a summary of the effects of these adjustments on our Consolidated Financial Statements.

	Consolidated Statements of Operations		
($ in millions, except per share amounts)	**As previously reported**	**Adjustments**	**As restated**
Fiscal year ended January 31, 2004			
Cost of goods sold and occupancy expenses	$ 9,886	$ (1)	$ 9,885
Gross Profit	5,968	1	5,969
Earnings before income taxes	1,683	1	1,684
Net earnings	1,030	1	1,031
Earnings per share–basic	$ 1.15	$ -	$ 1.15
Earnings per share–diluted	1.09	-	1.09
Fiscal year ended February 1, 2003			
Cost of goods sold and occupancy expenses	9,542	$ (1)	9,541
Gross Profit	4,913	1	4,914
Earnings before income taxes	800	1	801
Net earnings	477	1	478
Earnings per share–basic	$ 0.54	$ 0.01	$ 0.55
Earnings per share–diluted	0.54	-	0.54

($ in millions)	Consolidated Balance Sheets As previously reported	Adjustments	As restated
As of January 31, 2004			
Other current assets (1)	$ 300	$ 14	$ 314
Total current assets (1)	6,689	14	6,703
Property and equipment, net of accumulated depreciation	3,368	258	3,626
Other assets	286	98	384
Total assets (1)	10,343	370	10,713
Accrued expenses and other current liabilities	872	34	906
Total current liabilities (1)	2,492	55	2,547
Lease incentives and other liabilities	581	450	1,031
Total long-term liabilities	3,068	450	3,518
Retained earnings	6,241	(131)	6,110
Accumulated other comprehensive earnings	31	(4)	27
Total shareholders' equity	4,783	(135)	4,648
Total liabilities and shareholders' equity	10,343	370	10,713

(1) Includes a reclassification from other current assets unrelated to the lease restatement of $21 million to conform to the current period presentation.

NOTE C: DEBT, SENIOR CONVERTIBLE NOTES AND OTHER CREDIT ARRANGEMENTS

On August 30, 2004, we terminated all commitments under our $750 million three-year secured revolving credit facility scheduled to expire in June 2006 (the "old Facility") and replaced the old Facility with a new $750 million five-year unsecured revolving credit facility scheduled to expire in August 2009 (the "new Facility"). The new Facility is available for general corporate purposes, including commercial paper backstop, working capital, trade letters of credit and standby letters of credit. The facility usage fees and fees related to the new Facility fluctuate based on our long-term senior unsecured credit ratings and our leverage ratio.

As of January 29, 2005, we have four letter of credit agreements, which provide an aggregate $900 million in letter of credit issuing capacity. On October 29, 2004, we executed additional amendments to our four letter of credit agreements, which, among other matters, reduced our required percentage of restricted cash from 103 percent to 100 percent of the letter of credit issuing capacity. The restricted cash collateralizes our letters of credit, which are used to finance our inventory purchases, and we have reduced this amount to more closely reflect ongoing usage. The letter of credit agreements are scheduled to expire in June 2006 and are secured, in the aggregate, by $900 million in cash, which is included in restricted cash on our Consolidated Balance Sheets.

The new Facility does not contain any restrictions on share repurchases, dividend increases, and debt repurchases. The new Facility contains financial and other covenants, including, but not limited to, limitations on liens and subsidiary debt as well as two financial ratios - a fixed charge coverage ratio and a leverage ratio. The letter of credit agreements contain a fixed charge coverage ratio, which is more lenient than the ratio in the new Facility. A violation of these covenants could result in a default under the new Facility and letter of credit agreements, which would permit the participating banks to restrict our ability to further access the new Facility for letters of credit and advances, terminate our ability to request letters of credit pursuant to the letter of credit agreements and require the immediate repayment of any outstanding advances under the new Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate payment of such obligations. As of January 29, 2005, there were no drawings under the new Facility.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the Consolidated Balance Sheets at the time of merchandise title transfer, although the letters of credit are generally issued prior to this. As of January 29, 2005, we had $779 million in trade letters of credit issued under our letter of credit agreements.

A summary of our long-term debt and senior convertible notes is as follows:

	Jan. 29, 2005		Jan. 31, 2004	
($ in millions)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value
€250 million notes payable, 5.00%, interest due annually, due September 2004	$ -	$ -	$ 283	$ 286
$200 million notes payable, 8.15%, (9.65%) interest due semi-annually, due December 2005 (b), (c)	-	-	180	202
$500 million notes payable, 6.90%, interest due semi-annually, due September 2007	325	348	415	457
$500 million notes payable, 8.80% (10.05%), interest due semi-annually, due December 2008 (b)	138	167	462	569
$50 million notes payable, 6.25%, interest due semi-annually, due March 2009	50	53	50	53
Total long-term debt, including current maturities	513	568	1,390	1,567
$1.38 billion senior convertible notes payable, 5.75%, interest due semi-annually, due March 2009	1,373	1,833	1,380	1,799
Total long-term debt and senior convertible notes, including current maturities	$ 1,886	$ 2,401	$ 2,770	$ 3,366

(a) Based on the carrying amount multiplied by the market price of the note as of January 28, 2005.
(b) The interest rate payable on these notes is subject to increase (decrease) by 0.25 percent for each rating downgrade (upgrade) by the rating agencies. The rate in parentheses reflects the rate at January 29, 2005. In no event will the interest rate be reduced below the original interest rate on the note.
(c) This note was redeemed in its entirety during fiscal 2004.

In line with our objective of reducing long-term debt, we repaid $871 million in debt in fiscal 2004. This included early extinguishment of $596 million of our domestic debt and the maturity of €227 million 5-year euro bond ($275 million). We repurchased and extinguished early an aggregate of $180 million in principal amount of our notes due 2005, $91 million in principal amount of our notes due 2007 and $325 million in principal amount of our notes due 2008. We performed a net present value analysis on our outstanding debt and determined that it would be more beneficial to repurchase the debt earlier even though we incurred $105 million in loss on early retirement of debt due to premiums paid and issuance cost write-off.

During fiscal 2003, we incurred $21 million in loss on early retirement of debt for the repurchase of €23 million of our euro bond ($27 million) and the repurchase of $141 million of domestic debt.

Our 8.15 percent note payable, due December 2005, and our 8.80 percent note payable, due December 2008 have interest rates that are subject to adjustment if our credit rating is upgraded or downgraded by the credit agency. As a result of upgrades to our long-term credit ratings in fiscal 2004, the interest rate on the 2008 notes decreased from 10.55 percent as of year-end fiscal 2003 to 10.05 percent as of year-end fiscal 2004. The 2005 notes were fully repaid during fiscal 2004.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received proceeds of $1.35 billion in cash, net of underwriting and other fees. The net proceeds are available for general corporate purposes. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amounts net of unamortized discount and redemptions. We have an option to redeem the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,940 shares. If converted, these additional shares would reduce our future basic earnings per share. Prior to conversion, the convertible notes are potentially dilutive to our earnings per share at certain earnings levels. The effects of these dilutive securities on our earnings per share are computed using the if-converted method. During fiscal 2004 and 2003, the note holders had converted $7 million of the notes into 434,677 shares of common stock. See Note N for a discussion on subsequent activity related to our senior convertible notes.

Gross interest payments were approximately $168 million, $235 million and $209 million in fiscal 2004, 2003 and 2002, respectively.

NOTE D: INCOME TAXES

The provision for income taxes consisted of the following:

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Current			
Federal	$ 589	$ 473	$ 251
State	73	79	23
Foreign	114	117	63
Total current	776	669	337
Deferred			
Federal	(38)	(5)	(23)
State	(19)	(18)	14
Foreign	3	7	(5)
Total deferred	(54)	(16)	(14)
Total provision	$ 722	$ 653	$ 323

The foreign component of pretax earnings before eliminations in fiscal 2004, 2003 and 2002 was approximately $534 million, $431 million and $318 million, respectively. Except where required by U.S. tax law, no provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as we intend to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax-effective to do so. That portion of accumulated undistributed earnings of foreign subsidiaries was approximately $604 million at January 29, 2005. If the undistributed earnings were repatriated, the unrecorded deferred tax liability would be approximately $24 million.

In October 2004, Congress enacted, and the President signed into law, the American Jobs Creation Act of 2004. Among its numerous changes in the tax law, this Act included a tax relief provision allowing corporate taxpayers a reduced tax rate on dividends received from controlled foreign corporations if certain conditions are satisfied. We have reviewed the provisions of the new law and concluded we will not benefit from these changes; therefore, there is no effect on income tax expense (or benefit) for the period as a result of the American Jobs Creation Act's repatriation provisions.

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Federal tax rate	35.0%	35.0%	35.0%
State income taxes, less federal benefit	2.7	2.1	3.1
Tax impact of foreign operations	2.0	2.2	3.7
Other	(1.1)	(0.5)	(1.4)
Effective tax rate	38.6%	38.8%	40.4%

Deferred tax assets (liabilities) consisted of the following:

($ in millions)	Jan. 29, 2005	Jan. 31, 2004
Compensation and benefits accruals	$ 44	$ 37
Scheduled rent	120	125
Inventory capitalization and other adjustments	(48)	7
Nondeductible accruals	120	78
Fair value of financial instruments included in accumulated other comprehensive earnings (loss)	19	15
Other	64	48
State NOL	31	44
Gross deferred tax assets	350	354
State NOL valuation allowance	(10)	(18)
Depreciation	(43)	(103)
Other	(12)	(32)
Gross deferred tax liabilities	(55)	(135)
Net deferred tax assets	$ 285	$ 201
Current portion (included in other current assets)	$ 149	$ 83
Non-current portion (included in other assets)	136	118
Total	$ 285	$ 201

At January 29, 2005, we had $30.6 million of state net operating loss carryovers that could be utilized to reduce the tax liabilities of future years. A portion of the state net operating loss carryovers was reduced by a valuation allowance of $10.2 million for the losses of various members of the affiliated group in states that require separate company filings. The valuation allowance decreased $8 million due to the use of net operating losses in the current year. The losses began to expire in fiscal 2004.

Cash tax payments were approximately $891 million, $616 million and $156 million in fiscal 2004, 2003 and 2002, respectively.

NOTE E: LEASES

We lease most of our store premises and some of our headquarters facilities and distribution centers. These operating leases expire at various dates through 2033. Most store leases are for a five year base period and include options that allow us to extend the lease term beyond the initial base period, subject to terms agreed to at lease inception. Some leases also include early termination options, which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, we recognize the related rental expense on a straight-line basis and record the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At January 29, 2005, and January 31, 2004, this liability amounted to approximately $361 million and $362 million, respectively.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals in their entirety and are excluded from minimum lease payments and included in the determination of total rental expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits and other liabilities. At January 29, 2005 and January 31, 2004, the long-term deferred credit was approximately $496 million and $543 million, respectively. At January 29, 2005 and January 31, 2004, the short-term deferred credit was approximately $82 million and $83 million, respectively.

The aggregate minimum non-cancelable annual lease payments under leases in effect on January 29, 2005, are as follows:

Fiscal Year	($ in millions)
2005	$ 945
2006	823
2007	689
2008	605
2009	502
Thereafter	1,767
Total minimum lease commitment	$ 5,331

Rental expense for all operating leases was as follows:

($ in millions)	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Minimum rentals	$ 819	$ 808	$ 816
Contingent rentals	148	146	123
Total	$ 967	$ 954	$ 939

NOTE F: OTHER OPERATING CHARGES

In January 2004, we signed an agreement to sell our Gap stores and exit the market in Germany, effective August 1, 2004. Gap brand operations in Germany represented our smallest international retail business, and with only 10 store locations, accounted for less than 1 percent of total company sales. This decision represents a strategic move toward re-allocating our international resources to optimize growth in our other existing markets and focusing our attention on more attractive, longer-term growth opportunities in new markets. As a result of our decision, we recognized an operating expense charge of $14 million to write down the assets to their fair value in fiscal 2003, which was estimated based upon the expected net selling price. In August 2004, we completed the sale of our Gap stores in Germany. The actual net selling price approximated our initial estimate.

During 2001, as a result of the rationalization of our global distribution center network, we announced plans to close distribution facilities in Erlanger, Kentucky ("Erlanger"), Basildon, England ("Basildon") and Roosendaal, Holland ("Roosendaal"). The Basildon facility was closed during the first quarter of fiscal 2002 and our lease expired in October 2003. The Erlanger facility was closed during the third quarter of fiscal 2002 and our lease expired in February 2003. The Roosendaal facility, which we owned, was closed during the second quarter of fiscal 2002 and subsequently sold in 2004, for a gain on disposal of approximately $1.8 million. Facilities-related charges associated with the distribution center closures include the cost of lease terminations, facilities restoration, severance and equipment removal.

As a result of our 2001 decision to consolidate and downsize corporate facilities in our San Francisco and San Bruno campuses, we have approximately 541,000 square feet of excess facility space identified as of January 29, 2005. We record a sublease loss reserve for the net present value of the difference between the contract rent obligations and the rate at which we expect to be able to sublease the properties. These estimates and assumptions are monitored on at least a quarterly basis for changes in circumstances. We estimate the reserve based on the status of our efforts to lease vacant office space, including a review of real estate market conditions, our projections for sublease income and sublease commencement assumptions. We recorded sublease loss charges of $4.8 million, $8.6 million and $77.4 million in fiscal 2004, 2003 and 2002, respectively. During fiscal 2004, we recorded sublease loss charges of $5.8 million related to store leases and accretion of $4.4 million of interest for total adjustments to our sublease loss provision of $15 million. In addition, we also recorded $2.3 million related to corporate severance and outplacement expenses. Sublease loss charges are reflected in operating expenses in our Consolidated Statements of Operations.

Remaining cash expenditures associated with the headquarter facilities sublease loss reserve are expected to be paid over the various remaining lease terms through 2017. Based on our current assumptions as of January 29, 2005, we expect our lease payments, net of sublease income, to result in a total net cash outlay of approximately $272 million for future rent. Our accrued liability related to the domestic headquarter sublease loss charges of $87 million at January 29, 2005 was net of approximately $110 million of estimated sublease income to be generated from sublease contracts, which have not yet been identified. Our ability to generate this amount of sublease income is highly dependent upon economic conditions and commercial real estate market conditions in the San Francisco Bay Area market at the time we negotiate sublease arrangements with third parties. As a result of improved business performance, new business initiatives and opportunities for future growth, and continued levels of high vacancy in the San Francisco Bay Area market, we have recently completed an assessment of our available space and future needs. We are in the process of analyzing our options and the results of this analysis could positively or negatively impact the level of our sublease reserves. While the amount we have accrued represents our best estimate of the remaining obligations we expect to incur in connection with these facilities, estimates are subject to change and may require additional adjustments as conditions and facts change.

The reserve balances and activities are as follows:

($ in millions)	Severance and Outplacement	Distribution Facilities Charges	Sublease Loss Reserve	Total
Balance at February 2, 2002	$ 5	$ 7	$ 44	$ 56
Additional provision	-	(1)	80	79
Cash payments	(5)	(2)	(9)	(16)
Balance at February 1, 2003	$ -	$ 4	$ 115	$ 119
Additional provision	-	(1)	10	9
Cash payments	-	(3)	(23)	(26)
Balance at January 31, 2004	$ -	$ -	$ 102	$ 102
Additional provision	2	-	15	17
Cash payments	-	-	(23)	(23)
Balance at January 29, 2005	$ 2	$ -	$ 94	$ 96

In addition, during fiscal 2004, we announced that we would be closing our Edgewood, Maryland distribution facility and consolidating its operations into several of our other facilities in the summer of 2005. There were no material charges in fiscal 2004 as a result of this decision.

NOTE G: DERIVATIVE FINANCIAL INSTRUMENTS

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all forecasted merchandise purchases for foreign operations and intercompany obligations that bear foreign exchange risk using foreign exchange forward contracts. The principal currencies hedged during fiscal 2004 were the Euro, British pound, Japanese yen, and Canadian dollar. We do not enter into derivative financial instruments for trading purposes.

Forward contracts used to hedge forecasted merchandise purchases are designated as cash-flow hedges. Our derivative financial instruments are recorded on the Consolidated Balance Sheets at fair value and are determined using quoted market rates. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of accumulated other comprehensive earnings (loss) within shareholders' equity, and are recognized in cost of goods sold and occupancy expenses in the period in which the hedged merchandise inventory is sold. An unrealized loss of approximately $31 million, net of tax, has been recorded in accumulated other comprehensive earnings (loss) at January 29, 2005, and will be recognized in cost of goods sold over the next 12 months. The majority of the critical terms of the forward contracts and the forecasted foreign merchandise purchases are the same. As a result, there were no material amounts reflected in fiscal 2004, fiscal 2003 or fiscal 2002 earnings resulting from hedge ineffectiveness. At January 29, 2005, the fair value of these forward contracts was approximately $1.5 million in other current assets and $52.2 million in accrued expenses and other liabilities on the Consolidated Balance Sheets.

We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain loans and intercompany balances denominated in currencies other than the functional currency of the entity holding or issuing the loan and intercompany balance. Forward contracts used to hedge intercompany transactions are designated as fair value hedges. At January 29, 2005, the fair value of these forward contracts was approximately $7.5 million in other current assets and $27.9 million in accrued expenses and other liabilities on the Consolidated Balance Sheets. Changes in the fair value of these foreign currency contracts, as well as the underlying loans and intercompany balances, are recognized in operating expenses in the same period and generally offset, thus resulting in no material amounts of ineffectiveness.

Periodically, we hedge the net assets of certain international subsidiaries to offset the foreign currency translation and economic exposures related to our investments in these subsidiaries. We have designated such hedges as net investment hedges. The change in fair value of the hedging instrument is reported in accumulated other comprehensive earnings (loss) within shareholders' equity to offset the foreign currency translation adjustments on the investments. At January 29, 2005, we used a non-derivative financial instrument, an intercompany loan, to hedge the net investment of one of our subsidiaries. The net amount of the gain resulted from the fair value change of the hedging instrument included in accumulated other comprehensive earnings (loss) during fiscal 2004 was $5 million.

In addition, we used cross-currency interest rate swaps to swap the interest and principal payable of $50 million debt securities of our Japanese subsidiary, Gap (Japan) KK, from a fixed interest rate of 6.25 percent, payable in U.S. dollars, to 6.1 billion Japanese yen with a fixed interest rate of 2.43 percent. At January 29, 2005, the fair market value loss of the swaps was $9 million and is included in accrued expenses and other liabilities on the Consolidated Balance Sheets. We have designated such swaps as cash flow hedges to hedge the total variability in functional currency – cash flows of the interest and principal.

NOTE H: EMPLOYEE BENEFIT AND INCENTIVE STOCK COMPENSATION PLANS

Retirement Plans

We have a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, we match in cash all or a portion of employees' contributions under a predetermined formula. Our contributions vest immediately. Our contributions to the retirement plan in fiscal 2004, 2003 and 2002 were approximately $31 million, $28 million and $26 million, respectively.

A nonqualified Executive Deferred Compensation Plan established on January 1, 1999, allows eligible employees to defer compensation up to a maximum amount. We do not match any employees' contributions under the current plan.

A Deferred Compensation Plan that was established on August 26, 1997, for nonemployee members of the Board of Directors, was suspended in January 2005. Prior to suspension, Board members could elect to defer receipt of eligible compensation on a pre-tax basis for serving as our nonemployee directors. These electing Board members were granted options to purchase shares of our common stock at an exercise price that was discounted to reflect an amount up to the foregone retainer. All options were fully exercisable upon the date granted and expired on the earlier of seven years after grant, three years after retirement, death or disability, or three months after any other termination from the Board. We could issue up to 675,000 shares under the plan. Outstanding options at January 29, 2005, January 31, 2004 and February 1, 2003, were 119,585, 170,845 and 143,467, respectively.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "1996 Plan") was established on March 26, 1996, and amended and restated on January 28, 2003. The Board authorized 123,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. The 1996 Plan empowers the Compensation and Management Development Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options, restricted stock, or performance units to key employees. The 2002 Stock Option Plan (the "2002 Plan"), formerly known as Stock Up on Success, was established on January 1, 1999. The Board authorized 52,500,000 shares for issuance under the 2002 Plan, which includes shares available under an earlier stock option plan established in 1999 that was merged with the 2002 Plan. The 2002 Plan empowers the Committee to award nonqualified stock options to non-officer employees. Stock options generally expire 10 years from the grant date, three months after termination, or one year after the date of retirement or death, if earlier. Stock options generally vest over a four-year period, with shares becoming exercisable in equal annual installments of 25 percent. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than or greater than the fair market value at the date of grant as determined by the Committee.

Total compensation cost for those stock options issued at less than fair market value under the 1996 Plan, the 2002 Plan, and the Deferred Compensation Plan for non-employee members of the Board of Directors was approximately $5 million, $1 million and $4 million in fiscal 2004, 2003 and 2002, respectively.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which eligible U.S. employees may purchase our common stock at 85 percent of the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 1,422,059, 1,626,393 and 2,159,217 shares issued under the plan during fiscal 2004, 2003 and 2002, respectively. All shares were issued from treasury stock. At January 29, 2005, there were 8,602,424 shares reserved for future issuances.

During fiscal 2000, we established an Employee Stock Purchase Plan for employees in the United Kingdom. Under the plan, all eligible employees may purchase our common stock at the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. We provide a match of one share for every seven shares purchased. Employees pay for their stock purchases through payroll deductions from £10 to £125 per month, not to exceed the lesser of either £750 per each six-month purchase period or 10 percent of gross annual base salary per tax year. At January 29, 2005, £1 was equivalent to $1.89. There were 16,597, 23,371 and 29,740 shares issued under the plan during fiscal 2004, 2003 and 2002, respectively. All shares were issued from treasury stock. At January 29, 2005, there were 905,256 shares reserved for future issuances.

NOTE I: SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Common and Preferred Stock

The Board of Directors is authorized to issue 60,000,000 shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis. Transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock, par value of $0.05 per share, and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the shareholders. No preferred shares have been issued.

Stock Repurchase Program

On October 7, 2004, we announced a $500 million share repurchase program. On November 4, 2004, we announced an addition of $250 million to the program for an aggregate $750 million. On December 2, 2004, we announced an addition of $250 million to the program for an aggregate $1 billion. As of January 29, 2005, we completed our $1 billion share repurchase program with the purchase of approximately 48 million shares for approximately $1 billion, including commissions, at an average price per share of $20.92.

On February 24, 2005, we announced the authorization of a new $1.5 billion repurchase program. Though the authorization for this repurchase program is for 24 months, we expect the majority of repurchases to occur in 2005.

Dividends

A dividend of $0.02 per share was declared and paid in each quarter of fiscal 2004, 2003 and 2002, for an annual dividend of $0.09 per share.

Stock Options

Under our stock option plans, nonqualified options to purchase common stock are granted to officers, directors, eligible employees and consultants at exercise prices equal to the fair market value of the stock at the date of grant or as determined by the Compensation and Management Development Committee of the Board of Directors. The following table summarizes stock option activity for all employee stock option plans:

	Shares	Weighted-Average Exercise Price
Balance at February 2, 2002	109,131,568	$ 19.95
Granted	14,170,528	12.50
Exercised	(19,475,687)	6.73
Canceled	(23,334,240)	25.89
Balance at February 1, 2003	80,492,169	$ 20.12
Granted	26,782,766	14.13
Exercised	(8,229,703)	11.24
Canceled	(16,354,458)	22.04
Balance at January 31, 2004	82,690,774	$ 18.68
Granted	23,757,358	21.10
Exercised	(9,275,770)	13.77
Canceled	(10,017,064)	21.63
Balance at January 29, 2005	87,155,298	$ 19.53

Outstanding options at January 29, 2005, have expiration dates ranging from July 2005 to January 2015.

At January 29, 2005, we reserved 167,162,589 shares of our common stock, including 1,163,898 treasury shares, for the exercise of stock options. There were 80,007,291, 94,246,540, and 74,175,893 shares available for granting of options at January 29, 2005, January 31, 2004 and February 1, 2003, respectively. Options for 39,764,741, 37,292,786, and 39,249,141 shares were exercisable as of January 29, 2005, January 31, 2004 and February 1, 2003, respectively, and had a weighted-average exercise price of $22.06, $22.53 and $21.55 at those dates. The following table summarizes additional information about stock options outstanding and exercisable at January 29, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares at Jan. 29, 2005	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Shares at Jan. 29, 2005	Weighted-Average Exercise Price
$ 2.85 to $5.92	2,362,040	7.22	$ 5.77	1,175,373	$ 5.67
6.55 to 12.87	20,332,334	6.85	11.89	6,642,857	10.75
12.95 to 17.69	18,204,625	6.90	14.67	10,309,797	14.49
17.75 to 20.94	12,457,901	7.17	19.92	4,661,303	19.99
20.95 to 29.41	25,506,306	7.78	22.68	9,245,802	24.30
30.13 to 49.53	8,292,092	4.86	42.56	7,729,609	42.92
$ 2.85 to $49.53	87,155,298	7.00	$ 19.53	39,764,741	$ 22.06

We are required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to disclose pro forma information regarding option grants made to our employees based on specified valuation techniques that produce estimated compensation charges. The pro forma effect on net earnings and earnings per share had we applied the fair value recognition provision of SFAS 123 are reflected in the Stock-based Awards Section in Note A.

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Expected dividend yield	0.40%	0.53%	0.61%
Risk-free interest rate	3.16%	2.39%	2.44%
Expected volatility	49%	50%	48%
Expected life (in years)	4	4	5

Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2004, 2003 and 2002 were $8.33, $5.36 and $5.41, respectively.

NOTE J: EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of our potentially dilutive securities, which includes certain stock options and unvested shares of restricted stock, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels calculated using the if-converted method. The following summarizes the incremental shares from the potentially dilutive securities:

	52 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003
Earnings—basic ($ in millions)	$ 1,150	$ 1,031	$ 478
Add: Interest on convertible notes	49	48	-
Earnings—diluted ($ in millions)	1,199	1,079	478
Weighted-average number of shares—basic	893,356,815	892,554,538	875,545,551
Incremental shares from:			
Stock options	12,244,267	10,015,477	5,932,337
Restricted stock	-	-	-
Convertible note	85,520,491	85,607,813	-
Weighted-average number of shares—diluted	991,121,573	988,177,828	881,477,888
Earnings per share—basic	$ 1.29	$ 1.15	$ 0.55
Earnings per share—diluted	1.21	1.09	0.54

Excluded from the above computations of weighted-average shares for diluted earnings per share were options to purchase 32,943,414, 30,788,277 and 73,472,472 shares of common stock and zero, 1,194 and 88,080 shares of unvested restricted stock for fiscal 2004, 2003 and 2002, respectively. The calculation above also excludes senior convertible notes, which are convertible to 79,728,274 shares of common stock, during the 52 weeks ended February 1, 2003, because their inclusion would have an anti-dilutive effect on earnings per share.

NOTE K: GUARANTEES

We have applied the measurement and disclosure provisions of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others," to our agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of January 29, 2005, we did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, we are a party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts we may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined.

Generally, the maximum obligation under such indemnifications is not explicitly stated and as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

As party to a reinsurance pool for workers' compensation, general liability and automobile liability, we have guarantees with a maximum exposure of $84 million as of January 29, 2005, of which $18 million has already been cash collateralized.

As a multinational company, we are subject to various proceedings, lawsuits, disputes and claims ("Actions") arising in the ordinary course of our business. Many of these Actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, intellectual property, customer, labor and employment related claims, including class action lawsuits in which plaintiffs allege that we violated federal and state wage and hour and other laws. The plaintiffs in some Actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. We have accrued for certain Actions as outlined in the Contingent Liabilities section of Note A.

We cannot predict with assurance the outcome of Actions brought against us. Accordingly, adverse developments, settlements or resolutions may occur and negatively impact earnings in the quarter of such development, settlement or resolution. However, we do not believe that the outcome of any current Action would have a material adverse effect on our results of operations, liquidity or financial position taken as a whole.

NOTE L: RELATED PARTY TRANSACTIONS

We generally use a competitive bidding process for construction of new stores, expansions, relocations and major remodels (major store projects). In addition, we utilize a construction industry standard stipulated sum, non-exclusive agreement with our general contractors. As of January 29, 2005, we had 35 general contractors qualified to competitively bid in North America. Fisher Development, Inc. ("FDI"), a company that is wholly owned by the brother of Donald G. Fisher and the brother's immediate family, is one of our qualified general contractors. The stipulated sum agreement sets forth the terms under which our general contractors, including FDI, may act in connection with our construction activities. We paid approximately $6.1 million to FDI in fiscal 2004 for major store projects and other projects, representing 8% of our total spend for all North America projects in fiscal 2004. On January 29, 2005, January 31, 2004 and February 1, 2003, amounts due to FDI were approximately $1.5 million, $0.6 million and $1.3 million, respectively. We paid $4.2 million and $81 million to FDI in fiscal 2003 and 2002, respectively. The Audit and Finance Committee of the Board reviews this relationship annually.

In October 2001, the Audit and Finance Committee of the Board reviewed and approved the terms of agreements to lease to Doris F. Fisher and Donald G. Fisher a total of approximately 26,000 square feet of space in our One Harrison and Two Folsom headquarter San Francisco locations to display portions of their personal art collection. The agreements provide for base rent ranging from $30.00 to $42.35 per square foot per year over a 15-year term. In fiscal 2004, we received approximately $892,000 in rental payments for the leased space. We believe that these rental rates were at least competitive when the agreement was entered into and are currently above-market rates in San Francisco's commercial real estate market. The agreements also provide us and our employees significant benefits, including use of the space on a regular basis for headquarter functions. In addition, Mr. and Mrs. Fisher allow employees to visit the galleries at no charge.

We are a party to a relocation services agreement with two independent relocation companies (collectively referred to as the "Relocation Company") pursuant to which eligible employees receive certain relocation assistance and related services. In addition to assisting employees in finding appropriate housing in the San Francisco Bay Area, the agreement provides for the Relocation Company to purchase a transferring employee's former residence at an appraised value or price offered by a third party buyer. Following execution of a purchase agreement between the Relocation Company and the transferring employee, the Relocation Company pays to the transferring employee an amount equal to all or part of the employee's equity in the residence. The funds to make these payments are provided by us and are repaid to us by the Relocation Company from the proceeds of sale of the residence to a third party buyer, if available. The Relocation Company receives from us a minimal fee for services provided to each employee and reimbursement for any direct costs incurred in connection with the purchase of an employee's home, including any difference in the purchase price paid by the Relocation Company to the employee and the amount received by the Relocation Company upon sale of the residence to a third party buyer. Any gain received by the Relocation Company on the sale of a residence to a third party buyer is credited toward the direct costs payable by us. In connection with the relocation of our employees, we paid to the relocation companies approximately $4.1 million, $3.1 million and $2.1 million during fiscals 2004, 2003 and 2002, respectively.

NOTE M: SEGMENT INFORMATION

We are primarily engaged in selling retail apparel through stores in North America, Europe and Asia. We identify our operating segments based on management responsibility that include Gap North America, Banana Republic North America, Old Navy North America, International, Outlet and Direct. Our stores sell merchandise under the Gap, Old Navy and Banana Republic brands names. We consider Gap North America, Banana Republic North America, Old Navy North America and International to be similar in terms of economic characteristics, production processes, and operations, and have aggregated them into a single reporting segment. We do not report Direct separately as it does not meet the quantitative threshold requirements of Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information."

Net Sales by Brand and Region

Net Sales ($ in millions)	Gap	Old Navy	Banana Republic	Other (1)	Total	Percentage of Net Sales
52 Weeks Ended Jan. 29, 2005						
North America	$ 5,746	$ 6,747	$ 2,269	$ -	$ 14,762	91%
Europe	879	-	-	-	879	5%
Asia	591	-	-	-	591	4%
Other (2)	24	-	-	11	35	0%
Total Company	$ 7,240	$ 6,747	$ 2,269	$ 11	$ 16,267	100%
52 Weeks Ended Jan. 31, 2004						
North America	$ 5,777	$ 6,456	$ 2,090	$ -	$ 14,323	90%
Europe	861	-	-	-	861	5%
Asia	610	-	-	-	610	4%
Other (2)	57	-	-	3	60	0%
Total Company	$ 7,305	$ 6,456	$ 2,090	$ 3	$ 15,854	100%
52 Weeks Ended Feb. 1, 2003						
North America	$ 5,436	$ 5,804	$ 1,928	$ -	$ 13,168	91%
Europe	740	-	-	-	740	5%
Asia	502	-	-	-	502	4%
Other (2)	48	-	-	(3)	45	0%
Total Company	$ 6,726	$ 5,804	$ 1,928	$ (3)	$ 14,455	100%

(1) Other includes International Sales Program
(2) Other represents Germany sales. In August 2004, we sold our stores and exited the market in Germany.

Revenue from international retail operations, including Canada, were $2.4 billion, $2.3 billion and $1.9 billion, and represented 14.6 percent, 14.8 percent and 13.3 percent of our revenues for fiscal 2004, 2003 and 2002, respectively. Long-term assets of our international operations, including Canada, were $646 million and $715 million, and represented 17 percent and 18 percent of our long-term assets as of the end of fiscal 2004 and 2003, respectively.

NOTE N: SUBSEQUENT EVENTS

On March 11, 2005, we called for the full redemption of our outstanding $1.37 billion aggregate in principal of our 5.75 percent senior convertible notes (the "Notes") due March 15, 2009. The redemption will be completed by March 31, 2005. Note holders will have the option to receive cash at a redemption price equal to 102.46 percent of the principal amount of the Note, plus accrued interest excluding the redemption date, for a total of approximately $1,027 per $1,000 principal amount of Notes. Alternatively, note holders may elect to convert their Notes into approximately 62.03 shares of Gap Inc. common stock per $1,000 principal amount, at a conversion price equal to $16.12 per share. The Notes, if fully converted, would be converted into 85,173,263 shares of Gap Inc. common stock. Cash will be paid in lieu of fractional shares. The right to convert the Notes into shares of Gap Inc. common stock will expire at 5:00 p.m. Eastern Standard Time on March 30, 2005. Subsequent to that time, no further conversions of the Notes can be made. We expect nearly all our Notes to convert to equity, with minimal cash required to retire these Notes.

NOTE O: QUARTERLY INFORMATION (Unaudited)

The following quarterly data are derived from the Consolidated Statements of Operations of Gap Inc. and have been restated to reflect the adjustments discussed in Note B to the Consolidated Financial Statements.

Financial Data

Fiscal 2004

($ in millions except per share amounts)	13 Weeks Ended May 1, 2004	13 Weeks Ended July 31, 2004	13 Weeks Ended Oct. 30, 2004	13 Weeks Ended Jan. 29, 2005	52 Weeks Ended Jan. 29, 2005
Net sales	$ 3,668	$ 3,721	$ 3,980	$ 4,898	$ 16,267
Gross profit as previously reported	1,579	1,431	1,567	N/A	N/A
Gross profit (as restated, see Note B)	1,580	1,432	1,566	1,803	6,381
Net earnings as previously reported	312	194	265	N/A	N/A
Net earnings (as restated, see Note B)	312	195	265	378	1,150
Earnings per share—basic as previously reported	0.35	0.22	0.29	N/A	N/A
Earnings per share—basic (as restated, see Note B)	0.35	0.22	0.29	0.43	1.29
Earnings per share—diluted as previously reported	0.32	0.21	0.28	N/A	N/A
Earnings per share—diluted (as restated, see Note B)	0.33	0.21	0.28	0.40	1.21

Fiscal 2003

($ in millions except per share amounts)	13 Weeks Ended May 3, 2003	13 Weeks Ended Aug. 2, 2003	13 Weeks Ended Nov. 1, 2003	13 Weeks Ended Jan. 31, 2004	52 Weeks Ended Jan. 31, 2004
Net sales	$ 3,353	$ 3,685	$ 3,929	$ 4,887	$ 15,854
Gross profit as previously reported	1,277	1,326	1,527	1,838	5,968
Gross profit as (as restated, see Note B)	1,278	1,326	1,527	1,838	5,969
Net earnings as previously reported	202	209	263	356	1,030
Net earnings (as restated, see Note B)	203	210	262	356	1,031
Earnings per share—basic as previously reported	0.23	0.23	0.29	0.40	1.15
Earnings per share—basic (as restated, see Note B)	0.23	0.24	0.29	0.40	1.15
Earnings per share—diluted as previously reported	0.22	0.22	0.28	0.37	1.09
Earnings per share—diluted (as restated, see Note B)	0.22	0.22	0.28	0.37	1.09

PER SHARE DATA

				Market Prices		Cash Dividends Paid
Fiscal		2004		2003	2004	2003
	High	Low	High	Low		
1st Quarter	$ 23.39	$ 18.75	$ 16.97	$ 12.01	$ 0.0222	$ 0.0222
2nd Quarter	25.72	21.13	19.63	16.24	0.0222	0.0222
3rd Quarter	22.76	18.12	21.29	16.99	0.0222	0.0222
4th Quarter	23.75	19.90	23.47	18.15	0.0222	0.0222
Year					$ 0.0888	$ 0.0888

The principal markets on which our stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of our stock as of March 14, 2005, was 10,423.



NICHOLAS CULLEN
Executive Vice President
Chief Supply Chain Officer
Gap Inc.

ANNE GUST
Executive Vice President
Chief Administrative Officer and
Chief Compliance Officer
Gap Inc.

MARKA HANSEN
President
Banana Republic

CYNTHIA HARRISS
President
Gap Inc. Outlet

TOBY LENK
President
Gap Inc. Direct

JENNY MING
President
Old Navy

GARY MUTO
President
Fourth Brand

BYRON POLLITT
Executive Vice President
Chief Financial Officer
Gap Inc.

PAUL PRESSLER
President
Chief Executive Officer
Gap Inc.

ANDREW ROLFE
President
International

EVA SAGE-GAVIN
Executive Vice President
Human Resources
Gap Inc.

LAURI SHANAHAN
Executive Vice President
General Counsel and
Corporate Secretary
Gap Inc.

MICHAEL TASOOJI
Executive Vice President
Chief Information Officer
Gap Inc.



Executive Officer Note:
Founder Donald G. Fisher and Executive Leadership Team members Cullen, Gust, Ming, Pollitt, Pressler and Sage-Gavin are the executive officers of the company under Rule 3b-7 and Section 16 of the Securities Exchange Act of 1934, as amended.

Gap Inc. and its Board of Directors believe in maintaining open communication with our shareholders. We are committed to taking a leadership role by continually evolving and adopting appropriate corporate governance practices.



1
2
3
4
5
6
7
8
9
10
11
12
13

1. **HOWARD P. BEHAR,** *60* †‡
Director since 2003. Former Starbucks Corporation executive. Director of Shurgard Storage Centers, Inc. and Starbucks Corporation.

2. **ADRIAN D. P. BELLAMY,** *63* †‡
Director since 1995. Executive Chairman of The Body Shop International plc, a personal care retailer. Chairman of Reckitt Benckiser plc. Director of Williams-Sonoma, Inc.

3. **DOMENICO DE SOLE,** *61* †
Director since 2004. Former executive of Gucci Group NV.
Director of The Procter & Gamble Company, Bausch & Lomb Inc. and Telecom Italia.

4. **DONALD G. FISHER,** *76*
Founder and Chairman Emeritus since 2004. Director since 1969. Director of The Charles Schwab Corporation. (Donald G. Fisher and Doris F. Fisher are husband and wife.)

5. **DORIS F. FISHER,** *73*
Director since 1969. Former merchandiser of the company. (Donald G. Fisher and Doris F. Fisher are husband and wife.)

6. **ROBERT J. FISHER,** *50*
Chairman since 2004. Director since 1990. Former executive of the Company. Director of Sun Microsystems, Inc. (Robert J. Fisher is the son of Donald G. and Doris F. Fisher.)

7. **PENELOPE L. HUGHES,** *45* *
Director since 2002. Former Coca-Cola Company executive. Director of Reuters Group plc., Trinity Mirror plc, Vodafone plc and Skandinaviska Enskilda Banken AB.

8. **BOB L. MARTIN,** *56* †‡
Lead Independent Director. Director since 2002. Chief Executive Officer of Mcon Management Services, Ltd., a consulting company. Former Wal-Mart Stores, Inc. executive. Director of Conn's, Inc., Edgewater Technology, Inc., Furniture Brands International, Inc. and Sabre Holdings Corporation.

9. **JORGE P. MONTOYA,** *58* †‡
Director since 2004. Former executive of The Procter & Gamble Company.
Director of Rohm & Haas Company.

10. **PAUL S. PRESSLER,** *48*
Director since 2002. President and Chief Executive Officer of the company.

11. **JAMES M. SCHNEIDER,** *51* *‡
Director since 2003. Senior Vice President and Chief Financial Officer of Dell Inc., a computer manufacturer. Director of General Communication Inc.

12. **MAYO A. SHATTUCK III,** *50* *‡
Director since 2002. Chairman, President and Chief Executive Officer of Constellation Energy Group, an energy company. Director of Capital One Financial Corporation.

13. **MARGARET C. WHITMAN,** *48* ‡
Director since 2003. President and CEO of eBay, Inc., an online marketplace and payment company. Director of eBay, Inc. and The Procter & Gamble Company.

* Audit and Finance Committee
† Compensation and Management Development Committee
‡ Governance, Nominating and Social Responsibility Committee



Gap Inc. Corporate Offices

Two Folsom Street, San Francisco, CA 94105, 650-952-4400, gapinc.com

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m., Tuesday, May 10, 2005, at Gap Inc. headquarters, Two Folsom Street, San Francisco, CA 94105.

Common Stock

Our common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange, ticker symbol "GPS."

Fiscal 2005 Earnings Release Dates

1st quarter:	2nd quarter:	3rd quarter:	4th quarter and fiscal year:
May 19, 2005	August 18, 2005	November 17, 2005	February 23, 2006

We broadcast our quarterly earnings results via conference call and a real-time webcast available to the general public at gapinc.com. The broadcasts begin shortly after the market closes on each earnings release date.

Independent Auditors

Deloitte & Touche LLP
San Francisco, CA

CEO and CFO Certifications

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Gap, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to The Gap, Inc.'s 2004 Annual Report on Form 10-K. The Annual CEO Certification of The Gap, Inc. pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by The Gap, Inc. of the NYSE's Corporate Governance listing standards was submitted to the NYSE on June 3, 2004.

Corporate Governance

Gap Inc. was founded in 1969 on the principle of conducting our business in a responsible, honest and ethical manner. In an effort to provide open communication and transparency to our shareholders about issues of social responsibility, we will publish our second social responsibility report in spring of 2005, to be available online at gapinc.com. To contact our Board of Directors directly regarding any corporate governance matter, send an email to board@gap.com. These emails are received and reviewed by our Chairman and our Lead Independent Director as well as our Corporate Compliance and Governance department.

Shareholder Assistance

Registered Shareholders

(shares held by you in your name)

Questions about your statement, dividend payments, registration changes, lost stock certificates, stock holdings or related matters should be directed to the Transfer Agent and Registrar: Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange Street South, St. Paul, MN 55075-1139, Toll-free 877-262-8250, Fax 651-450-4033, wellsfargo.com/shareownerservices.

Beneficial Shareholders

(shares held by your broker in the name of the brokerage house)

Questions should be directed to your broker on all administrative matters.

Shareholder Communications

Annual Report on Form 10-K

A copy of our Annual Report to the Securities and Exchange Commission (Form 10-K) for our most recent fiscal year will be available to shareholders without charge (except exhibits, which will be available for a nominal charge) after April 1, 2005, by visiting our Web site at gapinc.com, by calling 800-GAP-NEWS (800-427-6397), or by making a written request to Investor Relations at our corporate offices.

Investor Relations

Two Folsom Street, San Francisco, CA 94105
investor_relations@gap.com, 800-GAP-NEWS

Our Investor Relations Hotline, 800-GAP-NEWS, provides recorded highlights from the most recent quarter and month, as well as upcoming news release dates. The toll-free line is accessible from within the United States. International callers can access the Hotline by dialing 706-634-4421.

Web Sites

You can access company information through our corporate Web site at gapinc.com. The site offers information about Gap Inc., as well as online versions of our Annual Report, Securities and Exchange Commission reports, quarterly earnings results and monthly sales reports. You can also obtain information about employment opportunities with us and read about our ethical sourcing efforts, corporate governance matters and environmental and community relations programs.

Product information is available through our brand Web sites at gap.com, BananaRepublic.com and oldnavy.com.

REPORT CREDITS

Printed in the U.S.A. on recycled paper



For this Annual Report we have selected an environmentally responsible printer that has a "zero landfill" policy, recycles all process material waste and has an enclosed facility with negligible fugitive emissions.

Design: O&J Design, Inc.
Photography: Pages 3, 5, 66 portraits photos
© 2004 Eric Millette
Printing: Lithographix, Inc.





The editorial section and a cover of this report is printed on Sappi McCoy Silk, made with 10% post consumer waste. Sappi Fine Paper North America produces pulp using the elemental chlorine-free bleaching process. The financial pages of this report are printed on New Leaf Opaque, made with 100% post-consumer waste processed chlorine-free. By using this environmentally friendly paper, Gap Inc. saved the following resources:

840	fully grown trees
360,749	gallons of water
604	million BTUs of energy
40,340	pounds of solid waste
78,684	pounds of greenhouse gases



Gap Inc.

Gap
Banana Republic
Old Navy

Two Folsom Street
San Francisco,
CA 94105
gapinc.com